SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SEMI-ANNUAL REPORT

(From January 1, 2014 to June 30, 2014)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2” AND “Q3” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30 AND SEPTEMBER 30, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “H1” OF A FISCAL YEAR ARE REFERENCES TO THE SIX-MONTH PERIOD ENDED JUNE 30 OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	June 2012	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
October 2012
March 2013
June 2013
October 2013
	April 2014	AA
	June 2012	AA-	Korea Investors Service, Inc. (AAA ~ D)
October 2012
June 2013
October 2013
	March 2014	AA
	June 2012	AA-	Korea Ratings Corporation (AAA ~ D)
March 2013
June 2013
	March 2014	AA

(1)	Domestic credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

C.	Capitalization

(1)	Change in capital stock (as of June 30, 2014)

There were no changes to our issued capital stock during the year reporting period ended June 30, 2014.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of June 30, 2014)

(Unit: share)

Description		Number of shares
A. Total number of shares issued:	Common shares Preferred shares	357,815,700 —
B. Shares without voting rights:	Common shares Preferred shares	— —
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares Preferred shares	— —
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares Preferred shares	— —
E. Shares with restored voting rights:	Common shares Preferred shares	— —
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares Preferred shares	357,815,700 —

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)	2013	2012	2011
Par value (Won)	5,000	5,000	5,000
Profit (loss) for the period (million Won) (1)	99,672	28,549	(991,032)
Earnings per share (Won) (2)	279	80	(2,770)
Total cash dividend amount for the period (million Won)	—	—	—
Total stock dividend amount for the period (million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%) (3)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	—
Stock dividend per share (share)	—	—	—

(1)	Profit (loss) for the period based on separate K-IFRS.
(2)	Earnings per share is based on par value of ￦5,000 per share and is calculated by dividing net income by weighted average number of common stock.
(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of June 30, 2014, we operated TFT-LCD and OLED production facilities and a research center in Paju, Korea and TFT-LCD production facilities in Gumi, Korea. We have also established subsidiaries in the Americas, Europe and Asia.

As of June 30, 2014, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2014 H1 consolidated operating results highlights

(Unit: In billions of Won)

2014 H1	Display business
Sales Revenue	11,567
Gross Profit	1,372
Operating Profit (Loss)	257

B.	Industry

(1)	Industry characteristics and growth potential

•

TFT-LCD display panels are one of the most widely used type of display panels in flat panel display products, and the entry barriers to manufacture TFT-LCD display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•

While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for displays used in tablet and smartphone products in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences periodic volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•

Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

a. Korea: LG Display, Samsung Display, Hydis Technologies, etc.

b. Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c. Japan: Japan Display, Sharp, Panasonic LCD, etc.

d. China: BOE, CSOT, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2014 H1	2013	2012
Panels for Televisions (1)	22.9%	24.7%	25.2%
Panels for Monitors	33.8%	34.0%	32.3%
Panels for Notebook Computers (2)	31.0%	32.3%	32.1%
Panels for Tablet Computers	21.0%	32.0%	40.3%
Total	25.7%	27.8%	28.4%

Source: DisplaySearch

(1)	Includes panels for public displays.
(2)	Includes panels for netbooks.

(5)	Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including next generation display panels with three-dimensional (“3D”), IPS, copper line, touch screens and various other competitive technologies. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired diverse technical skills and have established a supply chain management system that enables us to provide one-stop solutions. Based on the strength of our IPS and copper line technologies, we have been able to maintain our strength in the market for television panels. With respect to our OLED business, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied curved OLED panels for televisions and curved plastic OLED panels for smartphones and have shown that we are technologically a step ahead of the competition.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2014 H1 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	10,256 (88.7%)
		Display panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	1,311 (11.3%)
Total					11,567 (100.0%)

•	Period: January 1, 2014 ~ June 30, 2014.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the second quarter of 2014 decreased by approximately 2% from the first quarter of 2014, largely as a result of a decrease in the shipment of small- to medium-sized products and the effect of such decrease on our product mix. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to change in market conditions.

(Unit: US$ / m2)

Description	2014 Q2	2014 Q1	2013 Q4	2013 Q3
Display panel (1)(2)	615	628	697	678

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost (1)	Ratio (%)
Display	Raw materials	Glass	Display panel manufacturing	903	14.3%
		Backlight		1,486	23.5%
		Polarizer		1,141	18.1%
		Others		2,782	44.1%
Total				6,312	100.0%

•	Period: January 1, 2014 ~ June 30, 2014.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2014 H1 (1)	2013 (2)	2012 (2)
Display	Display panel	Gumi, Paju, Guangzhou	4,427	8,562	9,195

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 6 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2014 H1	2013	2012
Display	Display panel	Gumi, Paju, Guangzhou	3,964	7,670	7,853

•	Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2014 H1	Actual working hours in 2014 H1	Average utilization ratio
Gumi	4,344 (1) (181 days) (2)	4,328 (1) (180.3 days) (2)	99.6%
Paju	4,344 (1) (181 days) (2)	4,344 (1) (181.0 days) (2)	100.0%
Guangzhou	1,536 (1) (64 days) (2)	1,536 (1) (64.0 days) (2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2014, we expect our capital expenditures to be approximately in the low- to mid-￦3 trillions in anticipation of funding the production of OLED and LTPS-based display panels and other future display products as well as investing in our fabrication facilities in China to respond to increases in demand for large size panels while maintaining and making improvements to our existing facilities. Such amount is subject to change depending on business conditions and market environment.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2014 H1	2013	2012
Display	Products, etc.	Display panel	Overseas (1)	10,256	24,341	27,280
			Korea (1)	1,311	2,692	2,150
			Total	11,567	27,033	29,430

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of June 30, 2014, each of our Television Business Unit and IT/Mobile Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•

As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the tablet, notebook computer and monitor markets, led the television market with our OLED and other market leading television panels and increased the proportion of sales of our differentiated television panels, such as our ultra-high definition (“Ultra HD”) and large television panels, in our product mix.

•

In the smartphone, industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution and other technologies.

(5)	Purchase orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers. Our main competitors in the industry include Samsung Display, Hydis Technologies, AU Optronics, Innolux, CPT, HannStar, Japan Display, Sharp, Panasonic LCD, BOE and CSOT.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investments, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. As of June 30, 2014, we had not entered into any such contract for currency related derivative products.

7.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won and the U.S. dollar.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

B.	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Fergason Patent Properties	October 2007 ~	Patent licensing of LCD driving technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	Chunghwa Picture Tubes	November 2007 ~	Patent cross-licensing of LCD technology
	HannStar Display Corporation	November 2009 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

	Items	2014 H1	2013	2012
	Material Cost	387,251	586,901	494,422
	Labor Cost	275,572	500,705	412,805
	Depreciation Expense	133,513	319,854	259,467
	Others	95,611	267,320	206,093
	Total R&D-Related Expenditures	891,947	1,674,780	1,372,787
Accounting Treatment (1)	Selling & Administrative Expenses	551,941	1,095,727	785,111
	Manufacturing Cost	207,554	456,818	389,451
	Development Cost (Intangible Assets)	132,452	122,235	198,225
	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	7.7%	6.2%	4.7%

(1)	For accounting purposes, R&D-related expenditures are recognized in accordance with our financial statements. Previous to this semi-annual report, they were recognized in accordance with their respective sources of cost.

B.	R&D achievements

Achievements in 2012

1)	Introduction of the world’s first 13.3-inch high definition plus (“HD+”) AH-IPS notebook product

•	Development of the world’s first 13.3-inch HD+ model applying AH-IPS technology

2)	Development and introduction of a 14.0-inch HD product with the world’s lowest (at the time) rate of logic circuit energy consumption (0.4W)

•	Application of DRD Z-inversion, HVDD and low voltage process

•	Application of high intensity LED (2.3cd) and Vcut light guiding plate

•	Increase in battery life due to reduced logic circuit energy consumption

3)	Introduction of a 14.0-inch HD+ notebook product with a high color reproduction rate

•	Development of a 14.0-inch HD+ 72% color reproduction rate model

•	Development of a slim model applying 0.3 mm glass etching

4)	Introduction of a 15.6-inch full high-definition (“FHD”) glasses-free 3D notebook product

•	Development of the first notebook product applying switchable barrier type 3D technology that does not require the use of glasses

5)	Development of the world’s first 23-inch FHD monitor product applying AH-IPS 4Mask technology

•	Increased display panel luminance by application of AH-IPS technology (20% more luminance compared to display panels applying conventional IPS technology)

•	Simplified panel production process by application of AH-IPS 4Mask technology

•	30% reduction in energy consumption resulting from increased efficiency of LED and circuit components

•	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

6)	Development of TN monitor products (20-inch HD+, 21.5-inch FHD and 23-inch FHD) applying new LED

•	20% reduction in energy consumption resulting from increased efficiency of LED and circuit components (based on 23W power consumption models)

•	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

7)	Development of products with new edge backlight unit (32-inch, 37-inch and 42-inch FHD)

•	Vertical 2Bar LED backlight unit g Vertical 1Bar LED backlight unit

•	Reduced energy consumption by 25% resulting from a reduction in the number of LED integrated (based on 32-inch display panel)

8)	Development of 42-inch FHD product with new direct backlight unit

•	Development of LED Lens through the improvement of LED Beam spread angle ( 72ea based on 42-inch display panel)

•	Same thickness as conventional edge LED lighting lamp (35.5 mm)

9)	Development of products with the world’s narrowest bezels of 3.5 mm (47-inch and 55-inch FHD)

•	Narrow set design possible using 3.5 mm bezel

10)	Development of the world’s first panel products without borders on three sides (32-inch, 42-inch, 47-inch and 55-inch FHD)

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

11)	Development of monitor products without borders on three sides (21.5-inch, 23-inch and 27-inch FHD)

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides, and application of double-sided adhesive to secure the position of the panel and backlight

•	Used double guide panels to reduce light leakage issues in IPS panels

12)	Development of 12.5-inch HD AH-IPS slim and light notebook display panels

•	Achieved thickness of 2.85t

•	Reduced the number of LEDs required by using high intensity LEDs (2.5cd)

13)	The world’s first GF2 Touch Tablet Product Development (10.1WXGA LCM + Touch)

•	Touch Concept: GF2, Touch IC In-House

•	Reduced cost by applying TMIC

•	Reduced power consumption by applying 6 in 1 (Buck version) PMIC

•	Reduced cost and power consumption by applying AH-IPS + DRD-Z

•	Reduced cost by applying Taper LGP

14)	Development of Automotive 9.2WV product that applies wide temperature AH5-IPS technology

•	For use in Center Information Displays and Rear Seat Entertainment Displays mounted on a mass produced passenger car

•	Wide temperature materials/components used and AH5-IPS technology applied

15)	Application and introduction of the world’s first large multi-model on a glass (“MMG”) type product (60-inch FHD and 32-inch HD)

•	Increased glass efficiency by successfully applying large MMG technology for the first time in the industry

•	Developed three sided and six sided chamfers for eighth generation 60-inch FHD panels and 32-inch HD panels, respectively

16)	Development of the world’s first 84-inch Ultra HD display panel product

•	a-Si based 1G 1D Ultra HD panel with steady charging

•	Developed extra-large edge LED with rigid heat resistant structure

17)	Development of 2000 nit bright public display panel for outdoor use (47-inch FHD)

•	Use of optimal-temperature panel prevents any blackening effect when exposed to direct sunlight

•	Use of quarter-wave plate (applying FPR technology) allows viewers wearing polarized sunglasses to view the public display panel with ease

•	Applied heat resistant structure without heat sink

•	Improved bright room contrast ratio by applying Shine Out ARC POL technology

18)	Development of seam (AtA) 5.6 mm super-narrow bezel (“SNB”) public display panel (55-inch FHD)

•	Bezel thickness minimized (2.9 mm for pad, 1.6 mm for non-pad)

•	Developed SNB structure technology

19)	Development of 47-inch and 55-inch display panel products applying vertical 1Bar structure

•	Our first 47-inch and 55-inch display panel products applying vertical 1Bar LED backlight units

•	Reduced number of LEDs needed, resulting in reduced energy consumption (for example, energy consumption for the 47-inch display panel was reduced from 65.5W to 55.8W)

20)	Development of the world’s first 29-inch 21:9 ratio three-side borderless monitor product

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

•	Double-sided adhesive used to secure the position of the panel and backlight

•	Double guide panels used to resolve light leakage issues in IPS panels

21)	Development of the world’s first 12.9-inch high-resolution slim AH-IPS display panel

•	Ultra-high resolution WQSXGA+ (239 PPI)

•	Achieved 400 nit brightness by improving panel luminance and applying high intensity LED PKG and new 1Bar structure

•	Developed 2.95 mm slim model through glass etching and application of rigid PCB

22)	Development of the world’s first ultra-slim all-in-one product applying G2 Touch technology (4.67WXGA)

•	320 PPI high resolution AH-IPS display panel

•	Ultra-slim LCM by applying G2 Touch and OCR Direct Bonding technologies

23)	Development of the world’s first TV product applying DRD technology (32-inch, 37-inch HD)

•	Simplified circuit structure for HD TV by applying DRD technology (source driver integrated circuits (“D-IC”) reduced from 4ea g 2ea)

24)	Development of customer co-designed TV (32-inch to 55-inch FHD)

•	Co-designed TV model that integrates LCM and the front cover in a single body

•	Differentiated set bezel design

25)	Development of the world’s first borderless TV product with 7.8 mm bezel (47-inch FHD)

•	Borderless on the top and left/right sides with a borderless like bottom design

26)	Development of the world’s largest, at the time, 55-inch FHD OLED TV product

•	Utilizes WRGB OLED technology with a thickness of 4.45 mm

27)	Development of the first touch notebook product with direct bonding of touch screen module (“TSM”) (12.5-inch FHD)

•	Applied direct bonding between LCM and TSM to reduce thickness (4.8 mm)

•	Direct bonding multi-sourcing in response to customer demand

28)	Development of 23.8-inch desktop monitor product

•	Developed new display panel size for desktop monitor products

•	Narrower bezels (8 mm for the top and left/right sides) compared to conventional bezels

29)	Development of the world’s first clear borderless (borderless on all four sides) monitor product (27-inch FHD)

•	Applied Narrow Bezel Vertical LED Structure technology by changing the LED backlight structure

•	Developed even black matrix structure on all four sides

Achievements in 2013

1)	Developed 19.5-inch desktop monitor product

•	Developed new display panel size for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

2)	Developed 11.6-inch Tab Book product applying GF2 touch technology

•	Applied GF2 direct bonding process

3)	Developed 5.0-inch and 5.5-inch high resolution (over 400 PPI) smartphone products applying AH-IPS technology

•	Luminance increased by 10% compared to conventional panels (5.0-inch FHD panel has 403 PPI and 5.5-inch FHD panel has 440 PPI)

•	Developed new source D-IC to drive 4 lanes of MIPI with speeds of up to 1 Gbps per lane

4)	Developed the world’s first 60-inch three-side borderless product

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides with a borderless like bottom design

5)	Developed the world’s first 47-inch and 55-inch FHD TV product with 2.3 mm narrow bezels

•	Achieved optimal slim design by minimizing bezel width to 2.3 mm

6)	Developed 55-inch and 65-inch Ultra HD products with narrow bezels

•	Ultra HD (55-inch model has 80 PPI and 65-inch model has 68 PPI)

•	Achieved high transmittance panel by applying 1 Gate 1 Data structure

•	Achieved narrow bezels (55-inch model has 6.9 mm and 65-inch has 7.5 mm) by optimizing panel and mechanical design

7)	Developed 42-inch, 47-inch and 55-inch FHD three-side borderless products with direct backlight units

•	Borderless design made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

8)	Developed 5-inch HD smartphone product utilizing oxide cell technology

•

Reduced energy consumption and achieved narrower bezels by using indium gallium zinc oxide (IGZO) cell technology (energy consumption reduced by 26.7% and bezel size reduced by 23.0% compared to products utilizing conventional silicon (a-Si) cell technology)

9)	Developed FHD a-Si AH-IPS technology for use in smartphone products (more than 400 PPI)

•	Improved structure and technology compared to conventional FHD panels (luminance increased by 30%, achieved 443 PPI in 5.0-inch FHD panel)

•	Developed new D-IC and IC bonding materials and processes

10)	Developed new line of 19.5-inch HD+ monitor products with IPS technology

•	Developed new line of display panels for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

11)	Developed 19.5-inch HD+ ultra-light monitor product

•	The world’s lightest (at the time) 19.5-inch HD+ IPS monitor product with slim concept design

•	Reduced weight by 55% from 1520g to 830g and thickness from 7.6t to 5.4t compared to a conventional 19.5-inch HD+ IPS monitor product

12)	Developed the world’s first borderless monitor product with 3.5 mm narrow bezel (23.8-inch FHD)

•	Developed 23.8-inch FHD Neo Blade1 monitor product with the world’s narrowest (at the time) bezel (3.5 mm)

13)	Introduced 9.2-inch WXGA high resolution / high luminance automotive display product

•	The first automotive display product to apply EPI interface (800Mbps high speed transmission with Real 8it)

•	High luminance (800 nit) and high color gamut (70%)

•	Developed T-con with improved reliability and resolution

14)	Developed 49-inch FHD four sided borderless like product

•	Achieved narrow borders by applying 4.9 mm GIP technology and developed a new PSJ mechanical structure

•	Developed new resin technology to apply to the bottom base decoration

15)	Developed 55-inch FHD wide color gamut (“WCG”) LCM product

•	Achieved life like colors with WCG by combining panel and optical technologies

•	Developed differentiated case top set design

16)	Developed our first 60-inch FHD product

•	Achieved narrow panel bezel size (7.8 mm)

•	New size in our product lineup

17)	Developed the world’s first 23.8-inch Ultra HD monitor product

•	The world’s first Ultra HD AH-IPS monitor product (23.8-inch Ultra HD: 185 ppi)

•	Applied PAC panel technology and developed Ultra HD T-con/D-IC driver

•	Developed high luminance dual LED array structure

18)	Expanded product lineup of 21:9 screen aspect ratio monitors

•	Expanded product lineup of 21:9 screen aspect ratio monitors to include 25-inch, 29-inch and 34-inch monitors

•	Borderless on three sides by removing case top

19)	Developed the world’s first 13.3-inch FHD notebook model with 1.9 mm narrow bezel

•	Development slim notebook design by utilizing panel GLA structure and minimizing bezel size to 1.9 mm

•	Achieved slim (3.0 mm) and ultra-light (230 g) LCM by utilizing 0.25 mm glass PPP LGP technology

20)	Developed our first quad HD (“QHD”) notebook model (13.3-inch, 222 ppi / 14.0-inch / 210 ppi)

•	Increased transmittance rate by utilizing 3rd metal, coop CS, red eye 12 um technology and improving aperture ratio

•	Achieved slim (2.6 mm) and ultra-light (235 g) LCM by utilizing 0.3 mm glass PPP LGP technology

21)	Introduced product applying PPP LGP to maximize light collimation

•	Developed PPP technology for light collimation (improved luminance by 44% compared to conventional panels) for a more energy efficient panel model

•	Used 2 sheet structure to reduce thickness

22)	Developed 12.3-inch FHD full cluster automotive product

•	The world’s first full cluster product to apply IPS technology

•	Ultra-high luminance (800 nit) and high color gamut (85%). High color PR and developed RG LED for high light collimation

•	Applied the highest resolution (1920 x 720), at the time, for clusters

23)	Developed 5.5-inch QHD LTPS smartphone panel applying AH-IPS technology with the worlds’ highest resolution, at the time, for smartphone panels (more than 500 ppi)

•	Designed and developed QHD, the world’s highest resolution, at the time, for smartphone panels (538 ppi)

•	The world’s first QHD module applying 1 chip D-IC driver

Achievements in 2014

1)	Developed the world’s first green plus structure television panel products (42-inch, 49-inch and 55-inch Ultra HD)

•	Added white pixels to increase transmittance by 55% compared to conventional display panels

•	Developed energy conservation technology for Ultra HD products

2)	Developed the world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product (55-inch FHD)

•	The world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product

•	Reduced panel PAD parts and minimized bezel size

3)	Developed our first 79-inch Ultra HD product

•	New size in our product lineup

•	Achieved narrow bezel (On 9.9 mm) and slim depth (13.9 mm)

4)	Developed the world’s first 4 sided borderless like product (49-inch, 55-inch and 60-inch FHD)

•	Removed front case top and narrowed gap between the panel and front deco cabinet (set side reduced from 2.0 mm to 0.5 mm)

5)	Developed the world’s first a-Si AF-IPS 5Mask panel product for smartphones (5.0 WVGA)

•	Reduced production cost and simplified manufacturing process by reducing the number of mask steps from 6 to 5

•	Same level of performance as 6Mask panels

6)	Developed the world’s first LTPS AH-IPS photo alignment and negative LC panel product for smartphones (5.0-inch FHD)

•	LTPS AH-IPS photo alignment and negative LC panel product for smartphones developed in March 2014

•	Improved luminance and contrast ratio through improvement in panel transmittance (450 nit to 515 nit; 1,000:1 to 1500:1).

7)	Developed the world’s first 23.8-inch FHD ultra slim and light monitor product

•	Achieved ultra light design (reduced LCM weight from 2,270g to 1,280g compared to conventional LCMs)

•	Achieved ultra slim design by using slim component parts (7.6t reduced to 5.5t)

8)	Developed LTPS AH-IPS QHD smartphone product (5.5-inch QHD, 538 ppi, LG Electronic’s G3 model smartphone)

•	LTPS AH-IPS QHD smartphone product developed in April 2014

•	Width of panel bezel: 0.95 mm (L/R); luminance: 500 nit; G1F Touch Direct Bonded LCM

9)	Developed our first curved Ultra HD product (65-inch and 55-inch Ultra HD)

•	The curved LCM retains the same panel transmissivity as a conventional flat LCM through application of BM-less COT structure with a double pigment lamination

•	Realized curved LCM technology by applying Frame ( Horizontal / Vertical / Center) Structure and Curved C/T & Guide Panel Technologies

10)	Developed the world’s first 6-inch plastic OLED product

•	Developed the world’s first curved display with a radius of 700R

•	Precursor to the development of future bendable, foldable and rollable display products

10.	Intellectual Property

As of June 30, 2014, our cumulative patent portfolio (including patents that have already expired) included a total of 25,357 patents, consisting of 12,696 in Korea and 12,661 in other countries.

11.	Environmental Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In 2010, we were designated by the Korean government as one of the companies subject to greenhouse gas emission and energy consumption targets under the Framework Act on Low Carbon, Green Growth. As a result, we may need to invest in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. In addition, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for the 2013 to the Korean government (i.e., the Ministry of Environment and the Ministry of Trade, Industry & Energy) in March 2014 after it was certified by Lloyd’s Register Quality Assurance, a government-designated certification agency.

The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2013	2012	2011
Greenhouse gases	6,922	6,161	5,928
Energy	61,092	61,169	53,223

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our air pollution, toxic materials and waste water. In February 2013, to reduce costs and ensure safe water quality, we entered into a contract with a specialist company to operate our waste water treatment facilities. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P98, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing, Yantai and Guangzhou, China.

In addition, with respect to P1 through P98 and our module production plants in Gumi and Paju, we received certification from BSI Group Korea in November 2011 and ISO 5001 certification in December 2013 for our green management system. Furthermore, we have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In addition, in recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to use environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)

Description	As of June 30, 2014	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Current assets	7,325,340	7,731,788	8,914,685	7,858,065	8,840,433
Quick assets	5,341,294	5,798,547	6,524,678	5,540,695	6,625,216
Inventories	1,984,046	1,933,241	2,390,007	2,317,370	2,215,217
Non-current assets	13,997,770	13,983,496	15,540,826	17,304,866	15,017,225
Investments in equity accounted investees	400,144	406,536	402,158	385,145	325,532
Property, plant and equipment, net	11,850,343	11,808,334	13,107,511	14,696,849	12,815,401
Intangible assets	529,925	468,185	497,602	535,114	539,901
Other non-current assets	1,217,358	1,300,441	1,533,555	1,687,758	1,336,391
Total assets	21,323,110	21,715,284	24,455,511	25,162,931	23,857,658
Current liabilities	6,898,782	6,788,919	9,206,158	9,911,434	8,881,829
Non-current liabilities	3,518,104	4,128,945	5,009,173	5,120,469	3,914,862
Total liabilities	10,416,886	10,917,864	14,215,331	15,031,903	12,796,691
Share capital	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	(261,734)	(91,674)	(69,370)	12,181	(35,298)
Retained earnings	6,838,521	6,662,655	6,238,989	6,063,359	7,031,163
Non-controlling interest	289,245	186,247	30,369	15,296	24,910
Total equity	10,906,224	10,797,420	10,240,180	10,131,028	11,060,967

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the six months ended June 30, 2014	For the six months ended June 30, 2013	For the six months ended June 30, 2012	For the six months ended June 30, 2011		For the six months ended June 30, 2010
Revenue	11,566,738	13,375,288	13,094,048	11,412,578		12,330,543
Operating profit (loss)	257,363	517,170	27,948 (1)	(332,399	)(1)	1,607,887	(1)
Operating profit from continuing operations	174,069	108,740	(241,576)	(94,123)		1,203,413
Profit (loss) for the period	174,069	108,740	(241,576)	(94,123)		1,203,413
Profit (loss) attributable to:
Owners of the Company	178,376	109,580	(239,639)	(90,258)		1,204,583
Non-controlling interest	(4,307)	(840)	(1,937)	(3,865)		(1,170)
Basic earnings (loss) per share	499	306	(670)	(252)		3,366
Diluted earnings (loss) per share	499	306	(670)	(252)		3,277
Number of consolidated entities	18	18	20	18		16

(1)	Restated to retroactively adopt amendment to K-IFRS No. 1001 Presentation of Financial Statements in the presentation of operating profit. Under the amendment, which was adopted for our financial statements for the interim and annual periods since December 31, 2012, operating profit or loss is presented as an amount of revenue less cost of sales, selling and administrative expenses and research and development expenses. Prior to the adoption of the amendment, other income and other expenses were included in the presentation of operating profit or loss.

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)

Description	As of June 30, 2014	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Current assets	6,075,591	6,877,367	8,432,253	7,326,764	8,499,873
Quick assets	4,590,447	5,290,725	6,484,308	5,414,054	6,739,908
Inventories	1,485,144	1,586,642	1,947,945	1,912,710	1,759,965
Non-current assets	13,305,982	13,767,226	15,369,335	16,947,200	14,658,125
Investments	2,147,075	1,820,806	1,468,778	1,386,313	1,279,831
Property, plant and equipment, net	9,546,683	10,294,740	12,004,435	13,522,553	11,688,061
Intangible assets	510,702	461,620	488,663	479,510	483,260
Other non-current assets	1,101,522	1,190,060	1,407,459	1,558,824	1,206,973
Total assets	19,381,573	20,644,593	23,801,588	24,273,964	23,157,998
Current liabilities	6,507,483	6,754,175	9,132,943	9,485,333	8,453,869
Non-current liabilities	3,079,956	4,127,993	5,007,525	5,101,714	3,833,454
Total liabilities	9,587,439	10,882,168	14,140,468	14,587,047	12,287,323
Share capital	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	—	(305)	(893)	(3,944)	(7,795)
Retained earnings	5,753,942	5,722,538	5,621,821	5,650,669	6,838,278
Total equity	9,794,134	9,762,425	9,661,120	9,686,917	10,870,675

(Unit: In millions of Won, except for per share data)

Description	For the six months ended June 30, 2014	For the six months ended June 30, 2013	For the six months ended June 30, 2012		For the six months ended June 30, 2011		For the six months ended June 30, 2010
Revenue	11,146,937	12,838,540	12,722,936		10,950,409		12,379,226
Operating profit (loss)	94,576	411,296	(71,781	)(1)	(399,172	)(1)	1,537,325	(1)
Operating profit (loss) from continuing operations	34,112	4,657	(290,314)		(100,014)		1,130,351
Profit (loss) for the period	34,112	4,657	(290,314)		(100,014)		1,130,351
Basic earnings (loss) per share	95	13	(811)		(280)		3,159
Diluted earnings (loss) per share	95	13	(811)		(280)		3,072

(1)	Restated to retroactively adopt amendment to K-IFRS No. 1001 Presentation of Financial Statements in the presentation of operating profit. Under the amendment, which was adopted for our financial statements for the interim and annual periods since December 31, 2012, operating profit or loss is presented as an amount of revenue less cost of sales, selling and administrative expenses and research and development expenses. Prior to the adoption of the amendment, other income and other expenses were included in the presentation of operating profit or loss.

C.	Consolidated subsidiaries (as of June 30, 2014)

Company	Primary Business	Location	Equity Interest
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing and sales	China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
LG Display U.S.A. Inc.	Manufacturing and sales	U.S.A.	100%
LG Display Reynosa S.A. de C.V.	Manufacturing	Mexico	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%

D.	Status of equity investments (as of June 30, 2014)

Company	Investment Amount	Initial Equity Investment Date	Equity Interest
LG Display America, Inc. (1)	US$411,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.	¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY2,834,206,315	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY992,062,354	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD1,400,000	January 12, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd. (2)	CNY955,915,000	April 19, 2010	100%
LG Display U.S.A. Inc.	US$10,920,000	December 8, 2011	100%
LG Display Reynosa S.A. de C.V.	MXN111,998,058	December 30, 2011	100%
Nanumnuri Co., Ltd.	￦800,000,000	March 19, 2012	100%
LG Display (China) Co., Ltd. (3)	CNY4,036,648,173	December 27, 2012	70%
Unified Innovative Technology, LLC (4)	US$9,000,000	March 21, 2014	100%
Suzhou Raken Technology Co., Ltd.	CNY637,079,715	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	￦33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	￦14,073,806,250	May 16, 2008	10%
AVACO Co., Ltd.	￦6,172,728,120	June 9, 2008	16%
New Optics Ltd.	￦12,199,600,000	July 30, 2008	46%
LIG ADP Co., Ltd.	￦6,330,000,000	February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)	￦11,900,000,000	May 22, 2009	21%
Global OLED Technology LLC	US$45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No. 16	￦19,307,282,659	December 7, 2009	31%
Can Yang Investment Ltd.	CNY93,740,124	January 27, 2010	9%
YAS Co., Ltd.	￦10,000,000,000	September 16, 2010	19%
Narae Nanotech Corporation	￦30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.	￦10,600,000,000	December 6, 2011	16%
Glonix Co., Ltd.	￦2,000,000,000	April 10, 2012	20%

(1)	In June 2014, we invested US$36 million in LG Display America, Inc. The investment did not affect our percentage interest.
(2)	In June 2014, we invested CNY431 million in LG Display Yantai Co., Ltd. The investment did not affect our percentage interest.
(3)	In May 2014, we invested CNY1,328 million in LG Display (China) Co., Ltd. The investment did not affect our percentage interest.
(4)	In April 2014, we invested US$5 million in Unified Innovative Technology, LLC. The investment did not affect our percentage interest.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2014	2013	2012
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	910 (326) (2)	910 (325) (2)	850 (285) (2)
Time required	6,071	16,202	16,792

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won)

Fiscal year	Contract date	Service description	Service period	Compensation
2013	July 29, 2013	Advisory services in establishing a compliance system in connection with our disclosure obligations under the U.S. Securities and Exchange commission’s conflict mineral rule.	July 2013 to October 2013	126

14.	Board of Directors

A.	Members of the board of directors

As of June 30, 2014 our board of directors consist of two non-outside directors, one non-standing director and four outside directors.

(As of June 30, 2014)

Name	Date of birth	Position	Experience (including current position)	First elected
Sang Beom Han	June 18, 1955	Representative Director (non-outside), Chief Executive Officer and President	Head of LG Display TV Business Division	March 9, 2012
Sangdon Kim	October 20, 1962	Director (non-outside), Chief Financial Officer and Senior Vice President	Chief Financial Officer and Senior Vice President of Serveone; Head of Jeong-Do Management Department of LG Uplus	March 7, 2014
Yu Sig Kang	November 3, 1948	Director (non-standing)	Representative Director of LG Corp.	March 11, 2011
Tae Sik Ahn	March 21, 1956	Outside Director	Professor, School of Business Administration, Seoul National University	March 12, 2010
Jin Jang	November 28, 1954	Outside Director	Chair Professor, Department of Information Display, Kyung Hee University	March 11, 2011
Dong Il Kwon	February 5, 1957	Outside Director	Professor, Department of Materials Science and Engineering, Seoul National University	March 9, 2012
Joon Park	October 30, 1954	Outside Director	Professor, School of Law, Seoul National University	March 8, 2013

B.	Committees of the board of directors

As of June 30, 2014, we have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(As of June 30, 2014)

Committee	Composition	Member
Audit Committee	3 outside directors	Tae Sik Ahn, Joon Park, Jin Jang
Outside Director Nomination	1 non-standing director and 2 outside directors	Yu Sig Kang, Tae Sik Ahn, Dong Il Kwon
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

C.	Independence of directors

•	Outside director: Independent

•	Non-outside director: Not independent

•

Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our outside directors has or had any business transaction or any related party transactions with us.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of June 30, 2014): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of June 30, 2014): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of June 30, 2014:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	5,014	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of June 30, 2014:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	28,835,663	8.1%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2014 H1

(Unit: person, in millions of Won)

Classification	No. of directors (1)	Amount paid (2)		Per capita average remuneration paid (4)
Non-outside directors	3	1,154	(3)	385
Outside directors who are not audit committee members	1	33		33
Outside directors who are audit committee members	3	99		33
Total	7	1,286		—

(1)	Number of directors as at June 30, 2014.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.

(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended June 30, 2014.

(2)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2014 H1

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	President	852	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han	•	Total remuneration: ￦852 million (consisting of ￦490 million in salary and ￦362 million in bonus).
	•	Salary and bonus amounts determined by the HR personnel policy for executive directors.

(3)	Stock options

Not applicable.

B.	Employees

As of June 30, 2014, we had 32,816 employees (excluding our executive officers). On average, our male employees have served 6.7 years and our female employees have served 4.8 years. The total amount of salary paid to our employees for the six months ended June 30, 2014 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ￦732,364 million for our male employees and ￦201,987 million for our female employees. The following table provides details of our employees as of June 30, 2014

(Unit: person, in millions of Won, year)

	Number of employees (1)	Total salary in 2014 H1 (2) (3) (4)	Total salary per capita (5)	Average years of service
Male	23,500	732,364	31	6.7
Female	9,316	201,987	21	4.8
Total	32,816	934,351	28	6.2

(1)	Includes part-time employees.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended June 30, 2014 was ￦166,142 million and the per capita welfare benefit provided was ￦5 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,676, female: 9,572) for the six months ended June 30, 2014.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2014 and 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of June 30, 2014, the condensed consolidated interim statements of comprehensive income (loss) for each of the three-month and six-month periods ended June 30, 2014 and 2013, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2014 and 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the condensed consolidated interim financial statements, the Group has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 19, 2014, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2013, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 4, 2014

This report is effective as of August 4, 2014 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

For the six-month periods ended June 30, 2014 and 2013

(In millions of won)	Note	June 30, 2014		December 31, 2013
Assets
Cash and cash equivalents	9	￦	1,272,011	1,021,870
Deposits in banks	9		970,546	1,301,539
Trade accounts and notes receivable, net	9,16,19		2,525,209	3,128,626
Other accounts receivable, net	9		118,428	89,545
Other current financial assets	9		2,228	919
Inventories	5		1,984,046	1,933,241
Prepaid income taxes			11,281	4,066
Other current assets			441,591	251,982

Total current assets			7,325,340	7,731,788
Investments in equity accounted investees	6		400,144	406,536
Other non-current financial assets	9		34,301	46,259
Property, plant and equipment, net	7,20		11,850,343	11,808,334
Intangible assets, net	8,20		529,925	468,185
Deferred tax assets	21		925,956	1,037,000
Other non-current assets			257,101	217,182

Total non-current assets			13,997,770	13,983,496

Total assets		￦	21,323,110	21,715,284

Liabilities
Trade accounts and notes payable	9,19	￦	2,449,643	2,999,522
Current financial liabilities	9,10		1,451,771	907,942
Other accounts payable	9,19		1,608,397	1,454,339
Accrued expenses			453,593	491,236
Income tax payable			30,907	46,777
Provisions	17		177,475	200,731
Advances received	16		693,797	656,775
Other current liabilities			33,199	31,597

Total current liabilities			6,898,782	6,788,919
Non-current financial liabilities	9,10		3,044,176	2,994,837
Non-current provisions			4,504	5,005
Defined benefit liabilities, net	14		329,500	319,087
Long-term advances received	16		101,440	427,397
Deferred tax liabilities	21		102	119
Other non-current liabilities			38,382	382,500

Total non-current liabilities			3,518,104	4,128,945

Total liabilities			10,416,886	10,917,864

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		(261,734)	(91,674)
Retained earnings			6,838,521	6,662,655

Total equity attributable to owners of the Controlling Company			10,616,979	10,611,173

Non-controlling interests			289,245	186,247

Total equity			10,906,224	10,797,420

Total liabilities and equity		￦	21,323,110	21,715,284

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2014 and 2013

(In millions of won, except earnings per share)	Note	For the three-month period ended June 30			For the six-month period ended June 30
		2014		2013	2014		2013
Revenue	19,20	￦	5,979,040	6,572,048	￦	11,566,738	13,375,288
Cost of sales	5,11,19		(5,270,470)	(5,607,154)		(10,194,337)	(11,706,132)

Gross profit			708,570	964,894		1,372,401	1,669,156
Selling expenses	12		(160,556)	(182,774)		(318,436)	(348,899)
Administrative expenses	12		(122,965)	(139,076)		(244,661)	(266,729)
Research and development expenses			(261,967)	(277,162)		(551,941)	(536,358)

Operating profit			163,082	365,882		257,363	517,170

Finance income	15		53,451	86,718		72,856	143,926
Finance costs	15		(44,570)	(155,838)		(92,358)	(289,184)
Other non-operating income	13		328,978	307,895		504,569	639,827
Other non-operating expenses	13		(209,982)	(453,694)		(431,425)	(823,346)
Equity in income of equity accounted investments, net			1,947	11,363		10,499	14,689

Profit before income tax			292,906	162,326		321,504	203,082
Income tax expense	21		(36,869)	(57,073)		(147,435)	(94,342)

Profit for the period			256,037	105,253		174,069	108,740

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	14		(656)	17		(3,375)	(149)
Related tax			161	(4)		865	(55)

			(495)	13		(2,510)	(204)
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale financial assets	15		896	(564)		1,726	260
Foreign currency translation differences for foreign operations			(163,440)	83,189		(186,434)	132,079
Share of gain (loss) from sale of treasury stocks by associates			(260)	149		(625)	(107)
Related income tax			(441)	235		(367)	183

			(163,245)	83,009		(185,700)	132,415

Other comprehensive income (loss) for the period, net of income tax			(163,740)	83,022		(188,210)	132,211

Total comprehensive income (loss) for the period		￦	92,297	188,275	￦	(14,141)	240,951

Profit (loss) attributable to:
Owners of the Controlling Company			258,327	105,681		178,376	109,580
Non-controlling interests			(2,290)	(428)		(4,307)	(840)

Profit for the period		￦	256,037	105,253	￦	174,069	108,740

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			108,062	184,808		5,806	234,799
Non-controlling interests			(15,765)	3,467		(19,947)	6,152

Total comprehensive income (loss) for the period		￦	92,297	188,275	￦	(14,141)	240,951

Earnings per share
Basic earnings per share	22	￦	722	295		499	306

Diluted earnings per share	22	￦	722	295		499	306

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2014 and 2013

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Share of gain(loss) from sale of treasury stocks by associates	Fair value reserve	Translation reserve	Retained earnings	Non-controlling interests	Total equity

Balances at January 1, 2013	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	—	—	—	109,580	(840)	108,740
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	323	—	—	—	323
Remeasurements of the net defined benefit liability, net of tax		—	—	—	—	—	(204)	—	(204)
Exchange differences on translating foreign operations, net of tax		—	—	—	—	125,207	—	6,992	132,199
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(107)	—	—	—	—	(107)

Total other comprehensive income (loss)		—	—	(107)	323	125,207	(204)	6,992	132,211

Total comprehensive income (loss) for the period	￦	—	—	(107)	323	125,207	109,376	6,152	240,951

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests		—	—	—	—	—	(3,116)	55,185	52,069

Balances at June 30, 2013	￦	1,789,079	2,251,113	441	257	55,355	6,345,249	91,706	10,533,200

Balances at January 1, 2014	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	—	—	—	178,376	(4,307)	174,069
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	1,629	—	—	—	1,629
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	(2,510)	—	(2,510)
Exchange differences on translating foreign operations, net of tax		—	—	—	—	(171,064)	—	(15,640)	(186,704)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(625)	—	—	—	—	(625)

Total other comprehensive income (loss)		—	—	(625)	1,629	(171,064)	(2,510)	(15,640)	(188,210)

Total comprehensive income (loss) for the period	￦	—	—	(625)	1,629	(171,064)	175,866	(19,947)	(14,141)

Transaction with owners, recognized directly in equity
Decrease of share interest in non-controlling interests		—	—	—	—	—	—	(2,955)	(2,955)
Capital contribution from non-controlling interests		—	—	—	—	—	—	125,900	125,900

Balances at June 30, 2014	￦	1,789,079	2,251,113	(879)	2,201	(263,056)	6,838,521	289,245	10,906,224

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2014 and 2013

(In millions of won)	Note	2014		2013
Cash flows from operating activities:
Profit for the period		￦	174,069	108,740
Adjustments for:
Income tax expense	21		147,435	94,342
Depreciation	11		1,649,726	1,945,229
Amortization of intangible assets	11		115,680	130,575
Gain on foreign currency translation			(75,000)	(117,399)
Loss on foreign currency translation			40,614	239,861
Expenses related to defined benefit plans	14		108,952	78,919
Impairment loss on property, plant and equipment			—	777
Impairment loss on intangible assets			618	1,157
Gain on disposal of property, plant and equipment			(5,032)	(5,612)
Loss on disposal of property, plant and equipment			390	673
Loss on disposal of intangible assets			—	168
Finance income			(52,460)	(24,206)
Finance costs			59,290	147,091
Equity in income of equity method accounted investees, net			(10,499)	(14,689)
Other income			(7,281)	(354)
Other expenses			68,212	183,346

			2,040,645	2,659,878
Change in trade accounts and notes receivable			326,485	611,506
Change in other accounts receivable			(17,128)	129,724
Change in other current assets			(179,168)	49,572
Change in inventories			(53,444)	(5,652)
Change in other non-current assets			(64,635)	(47,144)
Change in trade accounts and notes payable			(511,737)	(610,533)
Change in other accounts payable			(408,500)	(209,274)
Change in accrued expenses			5,860	64,504
Change in other current liabilities			(25,867)	(5,042)
Change in other non-current liabilities			15,286	150
Change in provisions			(53,698)	(89,131)
Change in net defined benefit liabilities			(102,111)	(1,626)

			(1,068,657)	(112,946)
Cash generated from operating activities			1,146,057	2,655,672
Income taxes paid			(58,995)	(65,048)
Interests received			13,873	20,584
Interests paid			(95,273)	(90,516)

Net cash provided by operating activities		￦	1,005,662	2,520,692

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2014 and 2013

(In millions of won)	Note	2014		2013
Cash flows from investing activities:
Dividends received		￦	727	1,777
Proceeds from withdrawal of deposits in banks			768,176	752,003
Increase in deposits in banks			(437,183)	(977,800)
Acquisition of investments in equity accounted investees			(324)	(1,533)
Proceeds from disposal of investments in equity accounted investees			3,589	1,376
Acquisition of property, plant and equipment			(1,710,984)	(1,818,849)
Proceeds from disposal of property, plant and equipment			16,281	12,935
Acquisition of intangible assets			(180,871)	(90,498)
Proceeds from disposal of intangible assets			—	1,047
Government grants received			47,791	1,744
Proceeds from collection of short-term loans			—	2
Net cash inflow from disposal of a subsidiary			2,409	—
Acquisition of other non-current financial assets			(2,099)	(4,205)
Proceeds from disposal of other non-current financial assets			15,437	14,643

Net cash used in investing activities			(1,477,051)	(2,107,358)

Cash flows from financing activities:
Proceeds from short-term borrowings			666,478	1,305,381
Repayments of short-term borrowings			—	(1,297,531)
Proceeds from issuance of debentures			298,783	288,820
Proceeds from long-term debt			503,037	162,405
Repayments of long-term debt			(503,618)	—
Repayments of current portion of long-term debt			(350,044)	(879,434)
Capital contribution from non-controlling interest			125,900	52,039

Net cash provided by (used in) financing activities			740,536	(368,320)

Net increase in cash and cash equivalents			269,147	45,014
Cash and cash equivalents at January 1			1,021,870	2,338,661
Effect of exchange rate fluctuations on cash held			(19,006)	48,449

Cash and cash equivalents at June 30		￦	1,272,011	2,432,124

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of June 30, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

As of June 30, 2014, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2014, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2014, there are 22,680,972 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of June 30, 2014

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.(*1)	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD 411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD products	JPY 95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY 2,834
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY 4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	80%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY 992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD 1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and LCD TV sets	CNY 82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.(*2)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY 956
LG Display U.S.A. Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD 11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	December 31	November 4, 2011	Manufacture TFT-LCD products	MXN 112
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.(*3)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY 5,766
Unified Innovative Technology, LLC(*4)	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9

(*1)	In June 2014, the Controlling Company invested ￦36,815 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There was no change in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In June 2014, the Controlling Company invested ￦71,281 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of June 30, 2014, Continued

(*3)	In May 2014, the Controlling Company invested ￦220,740 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January and April 2014, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Controlling Company, invested an aggregate of ￦68,603 million in cash for the capital increase of LGDCA. In 2014, the Controlling Company’s ownership percentage in LGDCA decreased from 64% to 59% and LGDGZ’s ownership percentage in LGDCA increased from 6% to 11%.
(*4)	In March 2014, the Controlling Company established Unified Innovative Technology, LLC (“UNIT”), a wholly owned subsidiary of the Controlling Company, for the management of intellectual property, with an investment of ￦4,283 million. In April 2014, the Controlling Company invested ￦5,206 million in cash for the capital increase of UNIT.
(*5)	In June 2014, the Controlling Company disposed of the entire investments in LUCOM Display Technology (Kunshan) Limited at ￦3,383 million and recognized ￦276 million for the difference between the disposal amount and the carrying amount as finance income.

(c)	Cash flows from loss of control of a subsidiary and carrying amount of subsidiaries assets and liabilities upon disposal

(In millions of won)	Amount
Total consideration received	￦	3,383
Cash and cash equivalents held by the subsidiary at disposal		(974)

Net cash flow		2,409

Assets of the disposed subsidiary:
Trade accounts and notes receivable, net		24,105
Inventories		2,640
Property, plant and equipment, net		4,101
Intangible assets, net		514
Other assets		1,000
Liabilities of the disposed subsidiary
Trade accounts and notes payable		23,874
Borrowings		2,719
Other liabilities		649

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2013.

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on July 22, 2014.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its consolidated financial statements as of and for the year ended December 31, 2013.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2013, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes to the Significant Accounting Policies

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The Group has applied the amendment to K-IFRS No. 1032, Financial Instruments: Presentation, effective January 1, 2014. The amendment improves application guidance of K-IFRS No.1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. There is no impact of applying this amendment on the condensed consolidated interim financial statements for the six-month period ended June 30, 2014.

Amendment to K-IFRS No. 1036, Impairment of Assets

The Group has applied the amendment to K-IFRS No. 1036, Impairment of Assets, effective January 1, 2014. The amendment improves disclosure guidance of the recoverable amount of cash-generating units to which goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. Furthermore, for consistency purposes, the amendment expands certain disclosure requirements when the recoverable amount of the asset is its fair value less costs of disposal. There is no significant impact of applying this amendment on the condensed consolidated interim financial statements for the six-month period ended June 30, 2014.

K-IFRS No. 2121, Levies

The Group has applied the interpretation to K-IFRS No. 2121, Levies, effective January 1, 2014. The interpretation defines that an obligating event that gives rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. The interpretation clarifies that a levy is not recognized until the obligating event specified in the legislation occurs, even if there is no realistic opportunity to avoid the obligation. There is no significant impact of applying this interpretation on the condensed consolidated interim financial statements for the six-month period ended June 30, 2014.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2013.

5.	Inventories

Inventories as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	June 30, 2014		December 31, 2013
Finished goods	￦	779,756	733,987
Work-in-process		541,561	605,718
Raw materials		300,629	261,947
Supplies		362,100	331,589

	￦	1,984,046	1,933,241

For the six-month periods ended June 30, 2014 and 2013, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows;

(In millions of won)	2014		2013
Inventories recognized as cost of sales	￦	10,194,337	11,706,132
Including: inventory write-downs		224,022	149,106
Including: reversal and usage of inventory write-downs		(211,363)	(135,720)

6.	Investments in Equity Accounted Investees

Associates and Joint Ventures (Equity Method Investees) as of June 30, 2014 are as follows:

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Co., Ltd.	Suzhou, China	51%	December 31	October 2008	Manufacture LCD modules and LCD TV sets	￦ 131,559
Global OLED Technology, LLC	Herndon, U.S.A.	33%	December 31	December 2009	Manage and license OLED patents	28,407
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	December 31	January 2005	Manufacture electric glass for FPDs	79,760
TLI Inc. (*1)	Seongnam, South Korea	10%	December 31	October 1998	Manufacture and sell semiconductor parts for FPDs	5,463
AVACO Co., Ltd. (*1)	Daegu, South Korea	16%	December 31	January 2001	Manufacture and sell equipment for FPDs	10,491
New Optics Ltd.	Yangju, South Korea	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs	37,799
LIG ADP Co., Ltd. (*1)	Seongnam, South Korea	13%	December 31	January 2001	Develop and manufacture manufacturing process equipment for FPDs	2,258
WooRee E&L Co., Ltd.	Ansan, South Korea	21%	December 31	June 2008	Manufacture LED lighting unit packages	22,828
LB Gemini New Growth Fund No. 16 (*2)	Seoul, South Korea	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	18,979
Can Yang Investments Limited (*1)	Hong Kong	9%	December 31	January 2010	Develop, manufacture and sell LED parts	9,822
YAS Co., Ltd. (*1)	Paju, South Korea	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	10,662
Narenanotech Corporation	Yongin, South Korea	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment	25,569
AVATEC Co., Ltd. (*1)	Daegu, South Korea	16%	December 31	August 2000	Process and sell glass for FPDs	16,547
Glonix Co., Ltd. (*3)	Gimhae, South Korea	20%	December 31	October 2006	Manufacture and sell LCD	—

						￦400,144

(*1)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and AVATEC Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transaction between the Controlling Company and the investees is significant. Accordingly, the investments in these investees have been accounted for using the equity method.

6.	Investments in Equity Accounted Investees, Continued

(*2)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In January and March 2014, the Controlling Company received ￦1,035 million and ￦921 million, respectively, from the Fund as a capital distribution and made an additional cash investment of ￦324 million in the Fund in March 2014. There was no change in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*3)	The Controlling Company’s share of net assets of Glonix Co., Ltd. (“Glonix”) was reduced to below zero and, accordingly, the Controlling Company stopped recognizing its share of losses of the Glonix. For the six-month period ended June 30, 2014, the Controlling Company’s unrecognized share of gains of Glonix amounted to ￦101 million. As of June 30, 2014, the accumulated unrecognized share of losses amounted to ￦11 million (As of December 31, 2013: ￦112 million).
(*4)	In March 2014, the Controlling Company disposed of investments in Eralite Optoelectronics (Jiangsu) Co., Ltd., acquired for manufacturing LED Package, for ￦1,633 million and recognized ￦156 million for the difference between the disposal amount and the carrying amount as finance cost.

7.	Property, Plant and Equipment

For the six-month periods ended June 30, 2014 and 2013, the Group purchased property, plant and equipment of ￦1,910,621 million and ￦1,160,752 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ￦17,096 million and 3.45%, and ￦8,989 million and 4.72% for the six-month periods ended June 30, 2014 and 2013, respectively. Also, for the six-month periods ended June 30, 2014 and 2013, the Group disposed of property, plant and equipment with carrying amounts of ￦11,639 million and ￦7,996 million, respectively, and recognized ￦5,032 million and ￦390 million as gain and loss, respectively, on disposal of property, plant and equipment for the six-month period ended June 30, 2014 (gain and loss for the six-month period ended on June 30, 2013: ￦5,612 million and ￦673 million, respectively).

8.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of June 30, 2014 and December 31, 2013 are ￦225,866 million and ￦163,243 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2014 and December 31, 2013 is as follows:

(In millions of won)
	June 30, 2014		December 31, 2013
Cash and cash equivalents	￦	1,272,011	1,021,870
Deposits in banks		970,546	1,301,539
Trade accounts and notes receivable, net		2,525,209	3,128,626
Other accounts receivable, net		118,428	89,545
Available-for-sale financial assets		2,859	2,838
Deposits		21,658	21,439
Other non-current financial assets		9,278	8,831

	￦	4,919,989	5,574,688

The maximum exposure to credit risk for trade accounts and notes receivable as of June 30, 2014 and December 31, 2013 by geographic region is as follows:

(In millions of won)
	June 30, 2014		December 31, 2013
Domestic	￦	252,590	264,703
Euro-zone countries		173,763	302,920
Japan		179,176	111,397
United States		617,783	1,048,005
China		666,708	784,597
Taiwan		419,366	438,929
Others		215,823	178,075

	￦	2,525,209	3,128,626

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable as of June 30, 2014 and December 31, 2013 is as follows:

(In millions of won)
	June 30, 2014			December 31, 2013
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	2,496,979	(426)	3,091,184	(317)
Past due 1-15 days		13,726	(3)	30,005	(8)
Past due 16-30 days		1,684	—	7,504	(1)
Past due 31-60 days		5	—	82	(1)
Past due more than 60 days		13,248	(4)	181	(3)

	￦	2,525,642	(433)	3,128,956	(330)

The movement in the allowance for impairment in respect of receivables during the six-month period ended June 30, 2014 and the year ended December 31, 2013 are as follows:

(In millions of won)
	2014		2013
Balance at the beginning of the period	￦	330	1,019
(Reversal of) bad debt expense		103	(689)

Balance at the reporting date	￦	433	330

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2014.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities :
Secured bank loan	￦	301,241	339,102	4,669	4,593	9,288	320,552	—
Unsecured bank loans		1,560,160	1,586,149	882,284	42,939	248,307	411,664	955
Unsecured bond issues		2,634,546	2,860,727	394,701	245,843	888,405	1,331,778	—
Trade accounts and notes payables		2,449,643	2,449,643	2,449,643	—	—	—	—
Other accounts payable		1,608,397	1,608,476	1,586,796	21,680	—	—	—
Other non-current liabilities		23,061	24,199	—	—	15,120	9,079	—

	￦	8,577,048	8,868,296	5,318,093	315,055	1,161,120	2,073,073	955

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of June 30, 2014 and December 31, 2013 is as follows:

(In millions)	June 30, 2014
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	1,000	1,484	995	46	2	56	—
Trade accounts and notes receivable	2,114	167	1,563	—	—	—	—
Other accounts receivable	3	—	79	—	2	—	—
Long-term other accounts receivable	9	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	256	31	7	—	—	1
Trade accounts and notes payable	(1,183)	(24,924)	(2,096)	—	—	—	—
Other accounts payable	(306)	(5,837)	(1,592)	(7)	(29)	(6)	—
Long-term other accounts payable	—	—	(2)	—	—	—	—
Debt	(1,830)	—	—	—	—	—	—

Net exposure	(192)	(28,854)	(1,022)	46	(25)	50	1

(In millions)	December 31, 2013
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	710	1,961	1,108	20	20	38	—
Deposits in banks	—	—	—	—	20	—	—
Trade accounts and notes receivable	2,463	6,410	1,391	6	19	17	—
Other accounts receivable	5	—	160	—	2	—	—
Long-term other accounts receivable	8	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	170	20	8	—	—	1
Trade accounts and notes payable	(1,858)	(30,834)	(1,858)	(11)	(15)	—	—
Other accounts payable	(191)	(4,404)	(1,528)	(12)	(34)	(8)	—
Debt	(715)	—	(31)	—	—	—	—

Net exposure	423	(26,697)	(738)	14	12	47	1

9.	Financial Instruments, Continued

Average exchange rates applied for the six-month periods ended June 30, 2014 and 2013 and the exchange rates at June 30, 2014 and December 31, 2013 are as follows:

(In won)	Average rate			Reporting date spot rate
	2014		2013	June 30, 2014	December 31, 2013
USD	￦	1,049.33	1,103.19	1,014.40	1,055.30
JPY		10.23	11.56	10.00	10.05
CNY		170.29	178.27	163.20	174.09
TWD		34.75	37.20	33.92	35.32
EUR		1,438.68	1,448.41	1,384.15	1,456.26
PLN		344.68	346.84	333.13	351.11
SGD		832.17	887.64	811.81	832.75

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of June 30, 2014 and December 31, 2013, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	June 30, 2014			December 31, 2013
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	(5,976)	(11,898)	15,198	22,224
JPY (5 percent weakening)		(11,844)	(8,091)	(11,007)	(7,526)
CNY (5 percent weakening)		(7,396)	(2,956)	(6,267)	(515)
TWD (5 percent weakening)		79	—	28	(4)
EUR (5 percent weakening)		(1,805)	206	250	1,877
PLN (5 percent weakening)		928	(301)	669	494
SGD (5 percent weakening)		16	16	31	—

A stronger won against the above currencies as of June 30, 2014 and December 31, 2013 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of June 30, 2014 and December 31, 2013 is as follows:

(In millions of won)
	June 30, 2014		December 31, 2013
Fixed rate instruments
Financial assets	￦	2,245,416	2,326,247
Financial liabilities		(2,638,823)	(3,156,590)

	￦	(393,407)	(830,343)

Variable rate instruments
Financial liabilities	￦	(1,857,124)	(746,189)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2014 and December 31, 2013, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% p increase		1% p decrease	1% p increase	1% p decrease
June 30, 2014
Variable rate instruments	￦	(8,886)	8,886	(8,886)	8,886
December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)
	June 30, 2014			December 31, 2013
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets(*)	￦	2,859	2,859	14,235	14,235
Assets carried at amortized cost
Cash and cash equivalents	￦	1,272,011	1,272,011	1,021,870	1,021,870
Deposits in banks		970,546	970,546	1,301,539	1,301,539
Trade accounts and notes receivable		2,525,209	2,525,209	3,128,626	3,128,626
Other accounts receivable		118,428	118,428	89,545	89,545
Deposits		21,658	21,658	21,439	21,439
Other non-current financial assets		9,278	9,278	8,831	8,831

	￦	4,917,130	4,917,130	5,571,850	5,571,850

Liabilities carried at amortized cost
Secured bank loans	￦	301,241	301,241	26,383	26,383
Unsecured bank loans		1,560,160	1,560,074	1,241,981	1,266,521
Unsecured bond issues		2,634,546	2,697,156	2,634,415	2,689,697
Trade accounts and notes payable		2,449,643	2,449,643	2,999,522	2,999,522
Other accounts payable		1,608,397	1,607,851	1,374,664	1,374,719
Other non-current liabilities		23,061	22,966	9,879	9,959

	￦	8,577,048	8,638,931	8,286,844	8,366,801

(*)	Investments in equity instruments that do not have a quoted price in an active market, and whose fair value cannot be reliably measured are measured at cost and excluded from the disclosure of fair value.

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2013.

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	June 30, 2014		December 31, 2013
Intellectual Discovery Co., Ltd.	￦	2,673	2,673
ARCH Venture Fund VIII, L.P		61	—

	￦	2,734	2,673

9.	Financial Instruments, Continued

(iii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	June 30, 2014	December 31, 2013
Debentures, loans and borrowings	2.73%~3.23%	2.81%~3.84%

(iv)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The financial instruments carried at fair value as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
June 30, 2014
Assets
Available-for-sale financial assets	￦	2,859	—	—	2,859

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets
Available-for-sale financial assets	￦	14,235	—	—	14,235

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	June 30, 2014		December 31, 2013
Total liabilities	￦	10,416,886	10,917,864
Total equity		10,906,224	10,797,420
Cash and deposits in banks (*1)		2,242,557	2,323,409
Borrowings (including bonds)		4,495,947	3,902,779
Total liabilities to equity ratio		96%	101%
Net borrowings to equity ratio (*2)		21%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing borrowings (including bonds) less cash and deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	June 30, 2014		December 31, 2013
Current
Short-term borrowings	￦	684,870	21,090
Current portion of long-term debt		766,901	886,852

	￦	1,451,771	907,942

Non-current
Won denominated borrowings	￦	5,309	503,968
Foreign currency denominated borrowings		944,000	495,991
Bonds		2,094,867	1,994,878

	￦	3,044,176	2,994,837

(b)	Short-term borrowings as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of June 30, 2014 (%)	June 30, 2014		December 31, 2013
Shinhan Bank and others (*)	0.49~0.67	￦	659,266	—
Industrial and Commercial Bank of China and others	0.73~1.52		25,514	21,000
Woori Bank	3.00		90	90

Foreign currency equivalent			USD 675	USD 15
			—	CNY 31

		￦	684,870	21,090

(*)	The Group recognized ￦2,120 million as interest expense in relation to the above short-term borrowings during the six-month period ended June 30, 2014.

(c)	Won denominated long-term debt as of June 30, 2014 and December 31, 2013 is as follows:

(In millions of won)
Lender	Annual interest rate as of June 30, 2014 (%)	June 30, 2014		December 31, 2013
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	9,363	11,932
Korea Development Bank and others	—		—	496,632

Less current portion of long-term debt			(4,054)	(4,596)

		￦	5,309	503,968

10.	Financial Liabilities, Continued

(d)	Long-term debt denominated in currencies other than won as of June 30, 2014 and December 31, 2013 is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of June 30, 2014 (%)(*)	June 30, 2014		December 31, 2013
Kookmin Bank and others	3ML+0.90~2.80	￦	1,167,168	738,710

Foreign currency equivalent			USD 1,155	USD 700

Less current portion of long-term debt			(223,168)	(242,719)

		￦	944,000	495,991

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of June 30, 2014 (%)	June 30, 2014		December 31, 2013
Won denominated bonds (*)
Publicly issued bonds	October 2014~ April 2019	2.90~5.89	￦	2,640,000	2,640,000
Less discount on bonds				(5,454)	(5,585)
Less current portion				(539,679)	(639,537)

			￦	2,094,867	1,994,878

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Changes in inventories	￦	214,798	132,913	(50,805)	(5,653)
Purchases of raw materials, merchandise and others		2,921,355	3,312,816	5,841,419	7,287,764
Depreciation and amortization		844,747	958,578	1,765,406	2,075,804
Outsourcing fees		238,910	151,577	474,881	253,928
Labor costs		702,544	688,838	1,444,306	1,372,839
Supplies and others		229,945	263,646	460,897	491,694
Utility		180,410	162,445	365,294	347,707
Fees and commissions		110,999	117,396	221,767	234,785
Shipping costs		54,247	71,980	110,187	153,429
Advertising		31,197	33,538	57,805	49,621
After-sale service expenses		22,611	24,308	43,776	47,062
Taxes and dues		17,606	20,548	33,951	39,728
Travel		17,096	15,437	31,735	28,189
Others		233,848	377,523	550,034	634,887

	￦	5,820,313	6,331,543	11,350,653	13,011,784

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

Certain expenses for the three-month and six-month periods ended June 30, 2013 were reclassified to conform to the classification for the three-month and six-month periods ended June 30, 2014.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Salaries	￦	64,198	61,235	128,334	120,659
Expenses related to defined benefit plans		6,265	5,433	15,413	10,930
Other employee benefits		13,648	24,901	31,277	41,066
Shipping costs		44,357	59,532	89,251	119,745
Fees and commissions		43,223	51,301	83,439	102,278
Depreciation		21,611	24,015	44,136	48,749
Taxes and dues		6,954	9,916	11,513	17,914
Advertising		31,197	33,538	57,805	49,621
After-sale service expenses		22,611	24,308	43,776	47,062
Rent		5,460	5,826	10,764	11,973
Insurance		3,534	3,339	6,763	6,949
Travel		5,587	5,420	11,355	10,167
Training		3,379	2,164	5,404	5,712
Others		11,497	10,922	23,867	22,803

	￦	283,521	321,850	563,097	615,628

Certain expenses for the three-month and six-month periods ended June 30, 2013 were reclassified to conform to the classification for the three-month and six-month periods ended June 30, 2014.

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Rental income	￦	2,465	5,207	4,400	7,361
Foreign currency gain		286,733	295,541	448,099	619,489
Gain on disposal of property, plant and equipment		2,267	2,742	5,032	5,612
Reversal of allowance for doubtful accounts for other receivables		—	87	—	354
Commission earned		912	594	912	1,237
Others		36,601	3,724	46,126	5,774

	￦	328,978	307,895	504,569	639,827

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Other bad debt expense	￦	11	—	299	—
Foreign currency loss		205,627	328,317	390,147	669,680
Loss on disposal of property, plant and equipment		95	514	390	673
Loss on disposal of intangible assets		—	168	—	168
Impairment loss on property, plant and equipment		—	777	—	777
Impairment loss on intangible assets		332	—	618	1,157
Donations		3,882	4,144	7,214	5,531
Expenses related to legal proceedings or claims and others		35	119,774	32,757	145,360

	￦	209,982	453,694	431,425	823,346

14.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

(a)	Recognized net defined benefit liabilities as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	June 30, 2014		December 31, 2013
Present value of partially funded defined benefit obligations	￦	900,408	807,738
Fair value of plan assets		(570,908)	(488,651)

	￦	329,500	319,087

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Current service cost	￦	40,034	37,477	79,170	74,953
Past service cost		—	—	21,990	—
Net interest cost		4,014	1,860	7,792	3,966

	￦	44,048	39,337	108,952	78,919

(c)	Plan assets as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	June 30, 2014		December 31, 2013
Guaranteed deposits in banks	￦	570,908	488,651

As of June 30, 2014, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

(d)	Remeasurements of net defined benefit liabilities included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Remeasurements of net defined benefit liabilities	￦	(656)	17	(3,375)	(149)
Income tax		161	(4)	865	(55)

Remeasurements of net defined benefit liabilities, net of income tax	￦	(495)	13	(2,510)	(204)

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Finance income
Interest income	￦	9,605	10,709	23,641	20,343
Dividend income		282	306	282	306
Foreign currency gain		42,513	75,703	47,877	120,026
Gain on disposal of available-for-sale financial assets		775	—	780	—
Gain on disposal of investments in subsidiaries		276	—	276	—
Gain on disposal of investments in equity accounted investees		—	—	—	3,251

	￦	53,451	86,718	72,856	143,926

Finance costs
Interest expense	￦	25,571	40,606	52,823	87,364
Foreign currency loss		16,408	109,735	26,531	189,141
Loss on sale of trade accounts and notes receivable		2,591	5,497	5,862	11,001
Loss on early redemption of debt		—	—	6,986	—
Loss on disposal of investments in equity accounted investees		—	—	156	1,678

	￦	44,570	155,838	92,358	289,184

(b)	Finance income and costs recognized in other comprehensive income for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Net change in fair value of available-for-sale financial assets	￦	896	(564)	1,726	260
Tax effect		(216)	171	(97)	63

Finance income (costs) recognized in other comprehensive income after tax	￦	680	(393)	1,629	323

16.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,958 million (￦1,986,682 million) and JPY 5,000 million (￦50,000 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of June 30, 2014, accounts and notes receivable amounting to USD 650 million (￦659,266 million) were sold but are not past due. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and overseas subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract as of June 30, 2014 are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	100,000	100,000	USD	57	57,383
	Standard Chartered Bank	USD	50	50,720		—	—
Subsidiaries
LG Display Singapore Pte. Ltd.	Hongkong & Shanghai Banking Corp.	USD	250	253,600	USD	250	253,324
LG Display Taiwan Co., Ltd.	Taishin International Bank	USD	490	497,056	USD	73	73,873
	BNP Paribas	USD	105	106,512	USD	45	45,399
	Chinatrust Commercial Bank	USD	5	5,072	USD	1	1,191
	Sumitomo Mitsui Banking Corporation	USD	250	253,600	USD	141	143,021
	Hongkong & Shanghai Banking Corp.	USD	65	65,936	USD	17	17,531
LG Display Shanghai Co., Ltd.	BNP Paribas	USD	125	126,800	USD	116	117,975
	Hongkong & Shanghai Banking Corp.	USD	55	55,792	USD	24	24,345
	Bank of China Limited		Not applicable		USD	16	15,887
LG Display Shenzhen Co., Ltd.	Bank of China Limited		Not applicable		USD	55	56,238
	Standard Chartered Bank		Not applicable		USD	21	21,393
LG Display Germany GmbH	Citibank	USD	125	126,800	USD	118	119,911
	BNP Paribas	USD	132	133,901	USD	104	105,049
	Commerzbank AG and others		Not applicable		USD	13	13,263
LG Display America, Inc.	Citibank	USD	300	304,320	USD	32	32,951
	Sumitomo Mitsui Banking Corporation	USD	250	253,600	USD	117	118,962
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	91,296	USD	7	7,067

		USD	2,242	2,274,285	USD	1,150	1,167,380

		USD	2,292	2,425,005	USD	1,207	1,224,763

		KRW	100,000			—

16.	Commitments, Continued

Factoring and securitization of accounts receivable, Continued

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of June 30, 2014, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦15,216 million), USD 15 million (￦15,216 million) with China Construction Bank, JPY 1,000 million (￦10,000 million) with Woori Bank, USD 100 million (￦101,440 million) with Bank of China, USD 60 million (￦60,864 million) with Sumitomo Mitsui Banking Corporation, and USD 30 million (￦30,432 million) with Hana Bank.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (￦8,622 million) from Royal Bank of Scotland for value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (￦7,000 million), CNY 4,160 million (￦678,912 million), TWD 6 million (￦204 million) and PLN 0.2 million (￦67 million), respectively, for their local tax payments.

Credit facility

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 50 million (￦50,720 million) and JPY 8,000 million (￦80,000 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of June 30, 2014, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of June 30, 2014 the Controlling Company’s balance of advances received from a customer amount to USD 755 million (￦765,872 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 180 million (￦182,592 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 300 million (￦301,241 million) from China Construction Bank, the Group provided its LCD panel manufacturing assets as pledged assets.

17.	Legal proceedings

(a)	Patent infringements

Industrial Technology Research Institute of Taiwan

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Controlling Company and LG Display America, Inc. (“LGDUS”) as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Controlling Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that the Controlling Company and LG Display America, Inc. did not infringe the asserted patent of ITRI. On May 17, 2013, USITC issued a final determination finding that the patent was invalid and the Controlling Company and LG Display America, Inc. had not infringed ITRI’s patents. Meanwhile, on June 28, 2013, ITRI appealed the USITC’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”) and, in June 2014, CFAC issued a final determination of non-infringement by the Controlling Company and LGDUS.

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at June 30, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the U.S. District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at June 30, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

(b)	Anti-trust investigations and litigations

In January 2010, the Controlling Company received notice of the antitrust investigation by the Secretariat of Economic Law of Brazil. To date, the investigation by the Secretariat of Economic Law of Brazil is ongoing. The timing and amount of outflows are uncertain and the outcome depends upon the investigation proceedings.

In December 2011, the Korea Fair Trade Commission (the “KFTC”) imposed a fine of ￦31,378 million after finding that the Controlling Company and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In February 2014, the Seoul High Court annulled the fining decision of the KFTC. In March 2014, the KFTC filed an appeal of the Seoul High Court decision with the Supreme Court of Korea, but in June 2014, the Supreme Court of Korea dismissed the appeal. For the six-month period ended June 30, 2014, the Controlling Company recorded a gain as other non-operating income amounting to ￦34,714 million.

17.	Legal proceedings, Continued

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufactures. To date the Controlling Company is defending against Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., NECO Alliance LLC, Proview Technology, Inc. and its affiliates, Acer America Corp. and its affiliates, and the attorneys general of Illinois, Washington and Oregon. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by direct and indirect purchases in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

18.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of June 30, 2014 and December 31, 2013, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2013 to June 30, 2014.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Related parties

Related parties as of June 30, 2014 are as follows:

Classification	Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 6.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group as of June 30, 2014 and December 31, 2013 are as follows:

Classification	June 30, 2014	December 31, 2013
	ADP System Co., Ltd.	ADP System Co., Ltd.
Subsidiaries of Associates	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	AVATEC Electronics Yantai Co., Ltd.	AVATEC Electronics Yantai Co., Ltd.

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Innotek Poland Sp. z o.o.	LG Innotek Poland Sp. z o.o.
	LG Innotek Huizhou Co., Ltd	LG Innotek (Guangzhou) Co., Ltd.
	LG Innotek USA, Inc.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Vietnam Co., Ltd.
	LG Electronics Vietnam Co., Ltd.	LG Electronics Reynosa, S.A. DE C.V.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Thailand Co., Ltd.

19.	Related Parties, Continued

Classification	June 30, 2014	December 31, 2013
	LG Electronics Thailand Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Shenyang Inc.
	LG Electronics Shenyang Inc.	LG Electronics RUS, LLC
	LG Electronics RUS, LLC	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mexicali, S.A. DE C.V.
	LG Electronics Mexicali, S.A. DE C.V.	LG Electronics India Pvt. Ltd.
	LG Electronics India Pvt. Ltd.	LG Electronics do Brasil Ltda.
	LG Electronics do Brasil Ltda.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Hangzhou) Co., Ltd.
	LG Electronics Polska Sp. z o.o.	Inspur LG Digital Mobile Communications Co., Ltd.
	Inspur LG Digital Mobile Communications Co., Ltd.	Hi Logistics Europe B.V.
	Hi Logistics Europe B.V.	Hi Logistics (China) Co., Ltd.
Hi Logistics (China) Co., Ltd.
LG Electronics Alabama Inc.
Hi M Solutek

19.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Short-term benefits	￦	735	823	1,180	1,614
Expenses related to the defined benefit plan		145	309	214	996

	￦	880	1,132	1,394	2,610

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month period ended June 30, 2014
			Purchase and others
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	58,009	—	—	35,969	—

19.	Related Parties, Continued

(In millions of won)
	For the three-month period ended June 30, 2014
			Purchase and others
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	—	13,328	—	2,687	87
LIG ADP Co., Ltd.		—	136	7,765	—	—
TLI Inc.		—	18,758	—	—	1,228
AVACO Co., Ltd.		—	321	10,516	—	1,271
AVATEC Co., Ltd.		265	26	—	15,124	2
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	1,143
Paju Electric Glass Co., Ltd.		—	164,317	—	—	328
Shinbo Electric Co., Ltd.		17,924	150,668	—	23,236	1
Narenanotech Corporation		180	55	5,789	—	260
Glonix Co., Ltd		—	6,784	—	—	66
ADP System Co., Ltd.		—	385	347	—	136
YAS Co., Ltd.		—	33	2,298	—	112

	￦	18,369	354,811	26,715	41,047	4,634

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	510,202	16,220	71,244	—	12,533
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	32,434	—	—	—	—
LG Electronics Vietnam Co., Ltd.		12,458	—	—	—	—
LG Electronics Thailand Co., Ltd.		13,311	—	—	—	—

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing Display Co., Ltd.		90,502	—	—	—	406
LG Electronics RUS, LLC		112,817	—	—	—	—
LG Electronics do Brasil Ltda.		63,080	—	—	—	100
Hi Business Logistics Co., Ltd.		10	—	—	—	6,829
LG Innotek Co., Ltd.		765	130,964	—	—	4,008
LG Hitachi Water Solutions Co., Ltd.		—	—	8,753	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		37,692	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		21,805	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		47,344	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		127,784	—	—	—	—
LG Electronics Shenyang Inc.		42,712	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		4,841	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		229,788	—	—	—	182
LG Electronics Wroclaw Sp. z o.o.		150,429	—	—	—	16
HiEntech Co., Ltd.		—	—	—	—	5,692
Others		4,710	—	—	—	1,987

	￦	992,482	130,964	8,753	—	19,220

	￦	1,579,062	501,995	106,712	77,016	36,387

19.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	112,829	—	—	64,389	—
Associates and their subsidiaries
New Optics Ltd.	￦	—	25,001	—	5,093	738
LIG ADP Co., Ltd.		—	409	13,388	—	7
TLI Inc.		—	33,768	—	—	1,855
AVACO Co., Ltd.		41	591	81,108	—	1,615
AVATEC Co., Ltd.		265	40	—	29,284	45
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	2,611
Paju Electric Glass Co., Ltd.		—	343,184	—	—	1,405
Shinbo Electric Co., Ltd.		22,866	322,805	—	48,199	38
Narenanotech Corporation		180	101	6,701	—	1,017
Glonix Co., Ltd		—	11,186	—	—	180
ADP System Co., Ltd.		—	565	555	—	165
YAS Co., Ltd.		—	437	4,307	—	140
	￦	23,352	738,087	106,059	82,576	9,816
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,051,489	23,050	110,087	—	18,299

19.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	51,148	—	—	—	—
LG Electronics Vietnam Co., Ltd.		22,128	—	—	—	—
LG Electronics Thailand Co., Ltd.		25,950	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		217,379	—	—	—	406
LG Electronics RUS, LLC		211,919	—	—	—	—
LG Electronics do Brasil Ltda.		195,458	—	—	—	173
Hi Business Logistics Co., Ltd.		20	—	—	—	14,168
LG Innotek Co., Ltd.		1,498	246,201	—	—	6,504
LG Hitachi Water Solutions Co., Ltd.		—	—	19,054	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		69,535	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		51,677	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		95,307	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		221,179	—	—	—	—
LG Electronics Shenyang Inc.		65,822	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		10,825	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		426,370	—	—	—	268
LG Electronics Wroclaw Sp. z o.o.		369,624	—	—	—	31
HiEntech Co., Ltd.		—	—	—	—	11,823
Others		4,821	804	—	—	3,403

	￦	2,040,660	247,005	19,054	—	36,776

	￦	3,228,330	1,008,142	235,200	146,965	64,891

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	149,946	—	—	66,835	—
Associates and their subsidiaries
New Optics Ltd.	￦	—	20,776	—	1,476	229
LIG ADP Co., Ltd.		—	82	2,019	—	1,140
TLI Inc.		—	16,733	—	—	291
AVACO Co., Ltd.		—	93	7,474	—	802
AVATEC Co., Ltd.		292	—	—	8,174	406
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	58
Paju Electric Glass Co., Ltd.		—	195,765	—	—	994
LB Gemini New Growth Fund No.16		880	—	—	—	—
Shinbo Electric Co., Ltd.		4,297	217,049	—	10,899	14
Narenanotech Corporation		—	347	2,931	—	207
Glonix Co., Ltd		—	1,037	—	—	403
ADP System Co., Ltd.		—	212	398	—	60
YAS Co., Ltd.		—	980	—	—	784

	￦	5,469	453,074	12,822	20,549	5,388

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	511,894	13,172	72,312	—	12,529
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	34,392	—	—	—	—

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Vietnam Co., Ltd.		8,545	—	—	—	—
LG Electronics Thailand Co., Ltd.		21,848	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		96,743	—	—	—	—
LG Electronics RUS, LLC		150,999	—	—	—	—
LG Electronics do Brasil Ltda.		91,332	—	—	—	—
Hi Business Logistics Co., Ltd.		10	—	—	—	7,516
LG Innotek Co., Ltd.		1,118	98,795	—	—	27
LG Hitachi Water Solutions Co., Ltd.		—	—	19,001	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		19,991	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		105,017	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		84,767	—	—	—	—
LG Electronics Shenyang Inc.		50,518	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		5,364	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		211,417	—	—	—	119
LG Electronics Wroclaw Sp. z o.o.		237,602	—	—	—	54
Others		3,980	4,211	—	—	1,068

	￦	1,123,643	103,006	19,001	—	8,784

	￦	1,790,952	569,252	104,135	87,384	26,701

19.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	250,517	—	—	94,561	—
Associates and their subsidiaries
New Optics Ltd.	￦	—	60,608	—	2,594	544
LIG ADP Co., Ltd.		—	273	3,998	—	1,302
TLI Inc.		—	30,527	—	—	293
AVACO Co., Ltd.		—	312	13,757	—	2,258
AVATEC Co., Ltd.		292	—	—	19,684	510
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	183
Paju Electric Glass Co., Ltd.		—	394,860	—	—	1,874
LB Gemini New Growth Fund No.16		880	—	—	—	—
Shinbo Electric Co., Ltd.		4,297	394,591	—	15,126	25
Narenanotech Corporation		300	506	5,197	—	429
Glonix Co., Ltd		—	1,791	—	—	488
ADP System Co., Ltd.		—	445	490	—	181
YAS Co., Ltd.		—	1,923	27,903	—	816

	￦	5,769	885,836	51,345	37,404	8,903

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,039,373	26,946	90,038	—	16,780
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	58,611	—	—	—	—

19.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Vietnam Co., Ltd.		22,049	—	—	—	—
LG Electronics Thailand Co., Ltd.		45,071	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		197,018	—	—	—	—
LG Electronics RUS, LLC		284,210	—	—	—	—
LG Electronics do Brasil Ltda.		164,002	—	—	—	—
Hi Business Logistics Co., Ltd.		20	—	—	—	14,249
LG Innotek Co., Ltd.		3,079	219,965	—	—	508
LG Hitachi Water Solutions Co., Ltd.		—	—	19,001	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		35,744	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		180,305	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		219,483	—	—	—	—
LG Electronics Shenyang Inc.		93,244	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		24,040	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		455,674	—	—	—	193
LG Electronics Wroclaw Sp. z o.o.		487,689	—	—	—	54
Others		4,617	10,490	—	—	4,872

	￦	2,274,856	230,455	19,001	—	19,876

	￦	3,570,515	1,143,237	160,384	131,965	45,559

Related parties’ transaction amounts for the three-month and six-month periods ended June 30, 2013 were represented to conform to the classification for the three-month and six-month periods ended June 30, 2014.

19.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2014		December 31, 2013	June 30, 2014	December 31, 2013
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	38,588	66,855	24,201	104,119
Associates
New Optics Ltd.	￦	—	—	11,012	8,998
LIG ADP Co., Ltd.		—	—	8,686	1,649
TLI Inc.		—	—	13,510	10,418
AVACO Co., Ltd.		—	—	22,453	15,390
AVATEC Co., Ltd.		—	—	7,126	10,041
AVATEC Electronics Yantai Co., Ltd.		—	—	951	1,122
Paju Electric Glass Co., Ltd.		—	—	111,474	108,379
Shinbo Electric Co., Ltd.		19,081	4,562	179,398	165,823
Narenanotech Corporation		—	—	6,370	1,766
Glonix Co., Ltd.		—	—	2,457	1,987
ADP System Co., Ltd.		—	—	955	1,410
YAS Co., Ltd.		—	—	2,687	17,156

	￦	19,081	4,562	367,079	344,139

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2014		December 31, 2013	June 30, 2014	December 31, 2013
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	312,661	278,165	134,755	74,085
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	20,294	7,414	—	—
LG Electronics Vietnam Co., Ltd.		8,913	8,827	—	—
LG Electronics Thailand Co., Ltd.		9,188	10,141	—	—
LG Electronics RUS, LLC		34,133	91,018	—	—
LG Innotek Co., Ltd.		2	3	123,737	84,727
Qingdao LG Inspur Digital Communication Co., Ltd.		37,170	24,671	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		22,628	15,824	—	—
LG Electronics Mexicali, S.A. DE C.V.		5,667	1,649	—	—
LG Electronics Mlawa Sp. z o.o.		13,971	55,908	—	—
LG Electronics Nanjing Display Co., Ltd.		80,316	79,978	—	216
LG Electronics Shenyang Inc.		42,171	25,578	—	—
LG Electronics Taiwan Taipei Co., Ltd		2,537	3,334	—	—
LG Electronics Reynosa, S.A. DE C.V.		33,109	5,027	—	—
LG Electronics Wroclaw Sp. z o.o.		7,076	11,736	—	—
LG Electronics do Brasil Ltda.		6,993	1,750	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	15,200	1,867
Others		3,487	104	8,468	5,717

	￦	327,655	342,962	147,405	92,527

	￦	697,985	692,544	673,440	614,870

20.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month and six-month periods ended June 30, 2014 and 2013.

(a)	Revenue by geography

(In millions of won)
Region	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Domestic	￦	665,728	706,747	1,310,425	1,396,812
Foreign
China		3,286,064	3,298,679	6,322,790	7,121,444
Asia (excluding China)		861,917	795,487	1,598,699	1,453,450
United States		486,818	749,745	971,079	1,460,438
Europe		678,513	1,021,390	1,363,745	1,943,144

Sub total	￦	5,313,312	5,865,301	10,256,313	11,978,476

	￦	5,979,040	6,572,048	11,566,738	13,375,288

Sales to Company A and Company B constituted 29% and 21% of total revenue, respectively, for the six-month period ended June 30, 2014 (the six-month period ended June 30, 2013: 28% and 20%). The Group’s top ten end-brand customers together accounted for 78% of sales for the six-month period ended June 30, 2014 (the six-month period ended June 30, 2013: 75%).

(b)	Non-current assets by geography

(In millions of won)
Region	June 30, 2014			December 31, 2013
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	￦	9,545,854	510,712	10,293,502	461,635
Foreign
China		2,172,865	10,941	1,367,276	5,440
Others		131,624	8,272	147,556	1,110

Sub total		2,304,489	19,213	1,514,832	6,550

	￦	11,850,343	529,925	11,808,334	468,185

20.	Geographic and Other Information, Continued

(c)	Revenue by product

(In millions of won)
Product	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Panels for:
TFT-LCD televisions	￦	2,498,858	3,355,336	4,782,454	6,265,133
Desktop monitors		1,249,142	1,359,396	2,371,947	2,766,277
Tablet products		539,570	486,812	1,123,884	1,461,688
Notebook computers		701,541	702,324	1,379,051	1,343,965
Mobile and others		989,929	668,180	1,909,402	1,538,225

	￦	5,979,040	6,572,048	11,566,738	13,375,288

Revenue by product for the three-month and six-month periods ended June 30, 2013 was reclassified to conform to the classification for the three-month and six-month periods ended June 30, 2014.

21.	Income Taxes

(a)	Details of income tax expense for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Current tax expense	￦	6,683	16,356	35,910	51,830
Deferred tax expense		30,186	40,717	111,525	42,512

Income tax expense	￦	36,869	57,073	147,435	94,342

21.	Income Taxes, Continued

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of June 30, 2014 and December 31, 2013 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	June 30, 2014		December 31, 2013	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Other accounts receivable, net	￦	—	—	(3,596)	(2,476)	(3,596)	(2,476)
Inventories, net		22,241	18,866	—	—	22,241	18,866
Available-for-sale financial assets		—	98	—	—	—	98
Defined benefit liabilities, net		76,655	72,709	—	—	76,655	72,709
Investments in equity accounted investees and subsidiaries		4,228	2,972	—	—	4,228	2,972
Accrued expenses		77,597	83,571	—	—	77,597	83,571
Property, plant and equipment		204,489	189,422	—	—	204,489	189,422
Intangible assets		—	—	(783)	(1,207)	(783)	(1,207)
Provisions		10,610	11,460	—	—	10,610	11,460
Gain or loss on foreign currency translation, net		166	282	(481)	(957)	(315)	(675)
Others		17,930	13,473	(115)	(171)	17,815	13,302
Tax losses carryforwards		75,017	110,550	—	—	75,017	110,550
Tax credit carryforwards		441,896	538,289	—	—	441,896	538,289

Deferred tax assets (liabilities)	￦	930,829	1,041,692	(4,975)	(4,811)	925,854	1,036,881

Statutory tax rate applicable to the Controlling Company is 24.2% for the six-month period ended June 30, 2014.

Income tax expense for the six-month period ended June 30, 2014 includes the effects of the increase in the minimum tax rate from 16% to 17% when measuring the amount of tax credit related deferred tax assets, and the effects of municipal corporate income tax rule amendments on certain deferred tax assets, both of which became effective January 1, 2014.

22.	Earnings Per Share

(a)	Basic earnings per share for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In won and number of shares)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Profit attributable to owners of the Controlling Company	￦	258,327,820,947	105,680,482,214	178,376,602,439	109,579,625,555
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	￦	722	295	499	306

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2013 to June 30, 2014.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the three-month and six-month periods ended June 30, 2014 and 2013.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2014 and 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of June 30, 2014, the condensed separate interim statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2014 and 2013, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2014 and 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the condensed separate interim financial statements, the Company has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2013, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 19, 2014, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 4, 2014

This report is effective as of August 4, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of June 30, 2014 and December 31, 2013

(In millions of won)	Note	June 30, 2014		December 31, 2013
Assets
Cash and cash equivalents	9	￦	234,552	253,059
Deposits in banks	9		970,000	1,301,176
Trade accounts and notes receivable, net	9,16,19		3,083,535	3,543,193
Other accounts receivable, net	9		105,931	59,806
Other current financial assets	9		174	—
Inventories	5		1,485,144	1,586,642
Prepaid income taxes			1,820	3,665
Other current assets			194,435	129,826

Total current assets			6,075,591	6,877,367
Investments	6		2,147,075	1,820,806
Other non-current financial assets	9		27,777	40,905
Property, plant and equipment, net	7		9,546,683	10,294,740
Intangible assets, net	8		510,702	461,620
Deferred tax assets	20		820,394	936,000
Other non-current assets			253,351	213,155

Total non-current assets			13,305,982	13,767,226

Total assets		￦	19,381,573	20,644,593

Liabilities
Trade accounts and notes payable	9,19	￦	2,637,700	3,482,120
Current financial liabilities	9,10		1,426,167	886,852
Other accounts payable	9,19		1,125,893	1,050,586
Accrued expenses			430,322	476,040
Provisions	17		177,070	199,737
Advances received	16		678,258	627,997
Other current liabilities			32,073	30,843

Total current liabilities			6,507,483	6,754,175
Non-current financial liabilities	9,10		2,607,376	2,994,837
Non-current provisions			4,504	5,005
Defined benefit liabilities, net	14		329,049	318,696
Long-term advances received	16		101,440	427,397
Other non-current liabilities			37,587	382,058

Total non-current liabilities			3,079,956	4,127,993

Total liabilities			9,587,439	10,882,168

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		—	(305)
Retained earnings			5,753,942	5,722,538

Total equity			9,794,134	9,762,425

Total liabilities and equity		￦	19,381,573	20,644,593

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

(Unaudited)

For the three-month and six-month periods ended June 30, 2014 and 2013

(In millions of won, except earnings per share)	Note	For the three-month period ended June 30			For the six-month period ended June 30
		2014		2013	2014		2013
Revenue	19	￦	5,612,803	6,270,015	￦	11,146,937	12,838,540
Cost of sales	5,11,19		(5,062,521)	(5,420,255)		(10,122,318)	(11,439,619)

Gross profit			550,282	849,760		1,024,619	1,398,921
Selling expenses	12		(98,780)	(130,046)		(193,248)	(253,132)
Administrative expenses	12		(95,314)	(101,441)		(188,554)	(202,133)
Research and development expenses			(259,925)	(275,555)		(548,241)	(532,360)

Operating profit			96,263	342,718		94,576	411,296

Finance income	15		46,338	25,389		52,215	44,146
Finance costs	15		(43,121)	(94,473)		(82,875)	(200,379)
Other non-operating income	13		292,466	219,019		426,384	498,935
Other non-operating expenses	13		(179,422)	(388,727)		(351,463)	(693,815)

Profit before income tax			212,524	103,926		138,837	60,183
Income tax expense	20		(29,420)	(41,635)		(104,725)	(55,526)

Profit for the period			183,104	62,291		34,112	4,657

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	14		(663)	17		(3,573)	227
Related income tax			161	(4)		865	(55)

			(502)	13		(2,708)	172
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	15		896	(705)		402	(259)
Related income tax			(216)	171		(97)	63

			680	(534)		305	(196)
Other comprehensive income (loss) for the period, net of income tax			178	(521)		(2,403)	(24)

Total comprehensive income for the period		￦	183,282	61,770	￦	31,709	4,633

Earnings per share
Basic earnings per share	21	￦	512	174	￦	95	13

Diluted earnings per share	21	￦	512	174	￦	95	13

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2014 and 2013

(In millions of won)	Share capital		Share premium	Fair value reserve	Retained earnings	Total equity
Balances at January 1, 2013	￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

Total comprehensive income (loss) for the period
Profit for the period		—	—	—	4,657	4,657
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	(196)	—	(196)
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	172	172

Total other comprehensive income (loss)		—	—	(196)	172	(24)

Total comprehensive income (loss) for the period	￦	—	—	(196)	4,829	4,633

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at June 30, 2013	￦	1,789,079	2,251,113	(1,089)	5,626,650	9,665,753

Balances at January 1, 2014	￦	1,789,079	2,251,113	(305)	5,722,538	9,762,425

Total comprehensive income for the period
Profit for the period		—	—	—	34,112	34,112
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	305	—	305
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	(2,708)	(2,708)

Total other comprehensive income (loss)		—	—	305	(2,708)	(2,403)

Total comprehensive income for the period	￦	—	—	305	31,404	31,709

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at June 30, 2014	￦	1,789,079	2,251,113	—	5,753,942	9,794,134

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2014 and 2013

(In millions of won)	Note	2014		2013
Cash flows from operating activities:
Profit for the period		￦	34,112	4,657
Adjustments for:
Income tax expense	20		104,725	55,526
Depreciation	11		1,532,959	1,819,973
Amortization of intangible assets	11		113,709	127,484
Gain on foreign currency translation			(69,419)	(94,774)
Loss on foreign currency translation			33,712	223,650
Expenses related to defined benefit plans	14		108,820	78,662
Gain on disposal of property, plant and equipment			(10,593)	(4,634)
Loss on disposal of property, plant and equipment			1,182	190
Loss on disposal of intangible assets			—	168
Impairment loss on intangible assets			618	1,157
Finance income			(48,642)	(17,408)
Finance costs			71,525	153,651
Other income			(42,011)	(10)
Other expenses			69,644	186,782

			1,866,229	2,530,417
Change in trade accounts and notes receivable			193,309	883,943
Change in other accounts receivable			(2,688)	28,657
Change in other current assets			(49,162)	(48,261)
Change in inventories			101,498	3,523
Change in other non-current assets			(64,911)	(46,445)
Change in trade accounts and notes payable			(815,996)	(669,658)
Change in other accounts payable			(484,347)	(133,984)
Change in accrued expenses			(4,427)	31,310
Change in other current liabilities			(13,000)	3,965
Change in other non-current liabilities			16,085	—
Change in provisions			(53,698)	(89,131)
Change in net defined benefit liabilities			(102,039)	(1,398)

			(1,279,376)	(37,479)

Cash generated from operating activities			620,965	2,497,595
Income taxes refund			13,493	84
Interests received			10,972	17,496
Interests paid			(93,073)	(89,696)

Net cash provided by operating activities		￦	552,357	2,425,479

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2014 and 2013

(In millions of won)	Note	2014		2013
Cash flows from investing activities:
Dividends received		￦	727	1,777
Proceeds from withdrawal of deposits in banks			768,176	752,000
Increase in deposits in banks			(437,000)	(977,706)
Acquisition of investments			(338,649)	(174,454)
Proceeds from disposal of investments			6,972	8,798
Acquisition of property, plant and equipment			(637,916)	(1,727,874)
Proceeds from disposal of property, plant and equipment			46,051	11,625
Acquisition of intangible assets			(166,299)	(90,192)
Proceeds from disposal of intangible assets			—	1,047
Government grants received			2,006	1,744
Acquisition of other non-current financial assets			(751)	(4,206)
Proceeds from disposal of other non-current financial assets			15,327	14,336

Net cash used in investing activities		￦	(741,356)	(2,183,105)

Cash flows from financing activities:
Proceeds from short-term borrowings			659,266	1,123,130
Repayments of short-term borrowings			—	(1,123,130)
Proceeds from issuance of debentures			298,783	288,820
Proceeds from long-term debt			66,105	162,405
Repayments of long-term debt			(503,618)	—
Repayments of current portion of long-term debt and debentures			(350,044)	(871,607)

Net cash provided by (used in) financing activities		￦	170,492	(420,382)

Net decrease in cash and cash equivalents			(18,507)	(178,008)
Cash and cash equivalents at January 1			253,059	1,400,566

Cash and cash equivalents at June 30		￦	234,552	1,222,558

See accompanying notes to the condensed separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of June 30, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common stock.

As of June 30, 2014, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2014, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2014, there are 22,680,972 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2013.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The condensed separate interim financial statements were authorized for issuance by the Board of Directors on July 22, 2014.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2013.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2013, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes to the Significant Accounting Policies

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The Company has applied the amendment to K-IFRS No. 1032, Financial Instruments: Presentation, effective January 1, 2014. The amendment improves application guidance of K-IFRS No.1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. There is no impact of applying this amendment on the condensed separate interim financial statements for the six-month period ended June 30, 2014.

3.	Summary of Significant Accounting Policies, Continued

Amendment to K-IFRS No. 1036, Impairment of Assets

The Company has applied the amendment to K-IFRS No. 1036, Impairment of Assets, effective January 1, 2014. The amendment improves disclosure guidance of the recoverable amount of cash-generating units to which goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. Furthermore, for consistency purposes, the amendment expands certain disclosure requirements when the recoverable amount of the asset is its fair value less costs of disposal. There is no significant impact of applying this amendment on the condensed separate interim financial statements for the six-month period ended June 30, 2014.

K-IFRS No. 2121, Levies

The Company has applied the interpretation to K-IFRS No. 2121, Levies, effective January 1, 2014. The interpretation defines that an obligating event that gives rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. The interpretation clarifies that a levy is not recognized until the obligating event specified in the legislation occurs, even if there is no realistic opportunity to avoid the obligation. There is no significant impact of applying this interpretation on the condensed separate interim financial statements for the six-month period ended June 30, 2014.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2013.

5.	Inventories

Inventories as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	June 30, 2014		December 31, 2013
Finished goods	￦	436,439	487,990
Work-in-process		489,502	570,008
Raw materials		261,692	240,439
Supplies		297,511	288,205

	￦	1,485,144	1,586,642

For the six-month periods ended June 30, 2014 and 2013, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2014		2013
Inventories recognized as cost of sales	￦	10,122,318	11,439,619
Including: inventory write-downs		197,362	130,401
Including: reversal and usage of inventory write-downs		(189,312)	(118,903)

6.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			June 30, 2014			December 31, 2013
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc. (*1)	San Jose, U.S.A.	Sell TFT-LCD products	100%	￦	36,815	100%	￦	—
LG Display Germany GmbH	Ratingen, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture and sell TFT-LCD products	100%		561,635	100%		561,635
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture and sell TFT-LCD products	80%		157,864	80%		157,864
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture and sell TFT-LCD products	100%		174,157	100%		174,157
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited	Xiamen, China	Manufacture LCD module and LCD TV sets	51%		—	51%		—
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd. (*2)	Yantai, China	Manufacture and sell TFT-LCD products	100%		159,769	100%		88,488
LUCOM Display Technology (Kunshan) Limited (*3)	Kunshan, China	Manufacture notebook borderless hinge-up	—		—	51%		8,594
LG Display U.S.A., Inc.	McAllen, U.S.A.	Manufacture and sell TFT-LCD products	100%		12,353	100%		12,353
LG Display Reynosa S.A.de C.V.	Reynosa, Mexico	Manufacture TFT-LCD products	1%		92	1%		92
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd. (*4)	Guangzhou,China	Manufacture and sell TFT-LCD products	59%		588,468	64%		367,728
Unified Innovative Technology, LLC (*5)	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	—		—

				￦	1,795,664		￦	1,465,933

6.	Investments, Continued

(*1)	In June 2014, the Company invested ￦36,815 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There was no change in the Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In June 2014, the Company invested ￦71,281 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Company’s ownership percentage in LGDYT as a result of this additional investment.
(*3)	In June 2014, the Company disposed of the entire investments in LUCOM Display Technology (Kunshan) Limited at ￦3,383 million and recognized ￦5,211 million for the difference between the disposal amount and the carrying amount as finance cost.
(*4)	In May 2014, the Company invested ￦220,740 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January and April 2014, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Company, invested an aggregate of ￦68,603 million in cash for the capital increase of LGDCA. In 2014, the Company’s ownership percentage in LGDCA decreased from 64% to 59% and LGDGZ’s ownership percentage in LGDCA increased from 6% to 11%.
(*5)	In March 2014, the Company established Unified Innovative Technology, LLC (“UNIT”), a wholly owned subsidiary of the Company, for the management of intellectual property, with an investment of ￦4,283 million. In April 2014, the Company invested ￦5,206 million in cash for the capital increase of UNIT.

6.	Investments, Continued

(b)	Investments in joint ventures and associates consist of the following:

(In millions of won)			June 30, 2014			December 31, 2013
Associates and Joint Ventures	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd.	Suzhou, China	Manufacture LCD modules and LCD TV sets	51%	￦	120,184	51%	￦	120,184
Global OLED Technology, LLC	Herndon, U.S.A.	Manage and license OLED patents	33%		53,282	33%		53,282
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%		45,089	40%		45,089
TLI Inc.	Seongnam, South Korea	Manufacture and sell semiconductor parts for FPDs	10%		6,961	10%		6,961
AVACO Co., Ltd.	Daegu, South Korea	Manufacture and sell equipment for FPDs	16%	￦	6,021	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	46%		14,221	46%	￦	14,221
LIG ADP Co., Ltd.	Seongnam, South Korea	Develop and manufacture manufacturing process equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd	Ansan, South Korea	Manufacture LED lighting unit packages	21%		11,900	21%		11,900
LB Gemini New Growth Fund No.16 (*1)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		19,307	31%		20,939
Can Yang Investments Limited	Hong Kong	Develop, manufacture and sell LED parts	9%		17,516	9%		17,516
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Eralite Optoelectronics (Jiangsu) Co., Ltd. (*2)	Suzhou, China	Manufacture LED Packages	—		—	20%		1,830
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for FPDs	16%		10,600	16%		10,600
Glonix Co., Ltd.	Gimhae, South Korea	Manufacture and sell LCD	20%		—	20%		—

				￦	351,411		￦	354,873

(*1)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In January and March 2014, the Company received ￦1,035 million and ￦921 million, respectively, from the Fund as a capital distribution and made an additional cash investment of ￦324 million in the Fund in March 2014. There was no change in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*2)	In March 2014, the Company disposed of the entire investments in Eralite Optoelectronics (Jiangsu) Co., Ltd., acquired for manufacturing LED Package, for ￦1,633 million and recognized ￦197 million for the difference between the disposal amount and the carrying amount as finance cost.

7.	Property, Plant and Equipment

For the six-month periods ended June 30, 2014 and 2013, the Company purchased property, plant and equipment of ￦823,547 million and ￦934,313 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ￦8,875 million and 3.45%, and ￦7,027 million and 4.72% for the six-month periods ended June 30, 2014 and 2013, respectively. Also, for the six-month periods ended June 30, 2014 and 2013, the Company disposed of property, plant and equipment with carrying amounts of ￦36,640 million and ￦7,181 million, respectively, and recognized ￦10,593 million and ￦1,182 million, respectively, as gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2014 (gain and loss for the six-month period ended on June 30, 2013: ￦4,634 million and ￦190 million, respectively).

8.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of June 30, 2014 and December 31, 2013, are ￦225,866 million and ￦163,243 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2014 and December 31, 2013 is as follows:

(In millions of won)
	June 30, 2014		December 31, 2013
Cash and cash equivalents	￦	234,552	253,059
Deposits in banks		970,000	1,301,176
Trade accounts and notes receivable, net		3,083,535	3,543,193
Other accounts receivable, net		105,931	59,806
Available-for-sale financial assets		2,859	2,838
Deposits		13,141	15,282
Other non-current financial assets		9,278	8,831

	￦	4,419,296	5,184,185

In addition to the financial assets above, as of June 30, 2014 and December 31, 2013, the Company provides payment guarantees of ￦144,045 million and ￦7,387 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable as of June 30, 2014 and December 31, 2013 by geographic region is as follows:

(In millions of won)
	June 30, 2014		December 31, 2013
Domestic	￦	252,590	264,703
Euro-zone countries		250,890	286,445
Japan		267,631	116,994
United States		868,633	1,236,652
China		764,901	987,746
Taiwan		394,701	422,461
Others		284,189	228,192

	￦	3,083,535	3,543,193

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable as of June 30, 2014 and December 31, 2013 is as follows:

(In millions of won)	June 30, 2014			December 31, 2013
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	3,078,812	(6)	3,551,096	(9,890)
Past due 1-15 days		414	(1)	1,650	(4)
Past due 16-30 days		296	—	112	(1)
Past due 31-60 days		5	—	53	(1)
Past due more than 60 days		13,248	(9,233)	180	(2)

	￦	3,092,775	(9,240)	3,553,091	(9,898)

The movement in the allowance for impairment in respect of receivables during the six-month period ended June 30, 2014 and the year ended December 31, 2013 are as follows:

(In millions of won)
	2014		2013
Balance at the beginning of the period	￦	9,898	243
(Reversal of) bad debt expense		(658)	9,655

Balance at the reporting date	￦	9,240	9,898

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2014.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans		1,398,997	1,418,647	855,603	41,893	246,193	274,003	955
Unsecured bond issues		2,634,546	2,860,727	394,701	245,843	888,405	1,331,778	—
Trade accounts and notes payables		2,637,700	2,637,700	2,637,700	—	—	—	—
Other accounts payable		1,125,893	1,125,972	1,104,292	21,680	—	—	—
Other non-current liabilities		22,747	23,885	—	—	14,830	9,055	—
Payment guarantee		—	150,435	8,175	1,056	2,136	139,068	—

	￦	7,819,883	8,217,366	5,000,471	310,472	1,151,564	1,753,904	955

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of June 30, 2014 and December 31, 2013 is as follows:

(In millions)	June 30, 2014
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	154	1,468	—	1	1
Trade accounts and notes receivable	2,805	7,379	—	—	16
Other accounts receivable	7	42	—	—	—
Long-term other accounts receivable	9	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,687)	(24,935)	—	—	—
Other accounts payable	(85)	(3,786)	(324)	(21)	—
Debt	(1,370)	—	—	—	—

Net exposure	(167)	(19,781)	(324)	(20)	17

(In millions)	December 31, 2013
	USD	JPY	PLN	EUR
Cash and cash equivalents	199	1,927	1	4
Deposits in banks	—	—	—	20
Trade accounts and notes receivable	3,091	6,390	—	19
Other accounts receivable	7	—	—	—
Long-term other accounts receivable	8	—	—	—
Other assets denominated in foreign currencies	—	51	—	—
Trade accounts and notes payable	(2,703)	(24,532)	—	—
Other accounts payable	(153)	(3,210)	—	(6)
Debt	(700)	—	—	—

Net exposure	(251)	(19,374)	1	37

9.	Financial Instruments, Continued

Average exchange rates applied for the six-month periods ended June 30, 2014 and 2013 and the exchange rates at June 30, 2014 and December 31, 2013 are as follows:

(In won)	Average rate			Reporting date spot rate
	2014		2013	June 30, 2014		December 31, 2013
USD	￦	1,049.33	1,103.19	￦	1,014.40	1,055.30
JPY		10.23	11.56		10.00	10.05
CNY		170.29	178.27		163.20	174.09
PLN		344.68	346.84		333.13	351.11
EUR		1,438.68	1,448.41		1,384.15	1,456.26

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of June 30, 2014 and December 31, 2013, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	June 30, 2014			December 31, 2013
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	(6,416)	(6,416)	(10,039)	(10,039)
JPY (5 percent weakening)		(7,497)	(7,497)	(7,377)	(7,377)
CNY (5 percent weakening)		(2,004)	(2,004)	—	—
PLN (5 percent weakening)		(253)	(253)	13	13
EUR (5 percent weakening)		892	892	2,042	2,042

A stronger won against the above currencies as of June 30, 2014 and December 31, 2013 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of June 30, 2014 and December 31, 2013 is as follows:

(In millions of won)
	June 30, 2014		December 31, 2013
Fixed rate instruments
Financial assets	￦	1,207,411	1,557,073
Financial liabilities		(2,638,733)	(3,135,500)

	￦	(1,431,322)	(1,578,427)

Variable rate instruments
Financial liabilities	￦	(1,394,810)	(746,189)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2014 and December 31, 2013, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2014
Variable rate instruments	￦	(5,575)	5,575	(5,575)	5,575
December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)	June 30, 2014			December 31, 2013
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets (*)		2,859	2,859	14,119	14,119
Assets carried at amortized cost
Cash and cash equivalents	￦	234,552	234,552	253,059	253,059
Deposits in banks		970,000	970,000	1,301,176	1,301,176
Trade accounts and notes receivable		3,083,535	3,083,535	3,543,193	3,543,193
Other accounts receivable		105,931	105,931	59,806	59,806
Deposits		13,141	13,141	15,282	15,282
Other non-current financial assets		9,278	9,278	8,831	8,831

	￦	4,416,437	4,416,437	5,181,347	5,181,347

Liabilities carried at amortized cost
Secured bank loans	￦	—	—	26,383	26,383
Unsecured bank loans		1,398,997	1,398,956	1,220,891	1,245,426
Unsecured bond issues		2,634,546	2,697,156	2,634,415	2,689,697
Trade accounts and notes payable		2,637,700	2,637,700	3,482,120	3,482,120
Other accounts payable		1,125,893	1,125,347	1,011,012	1,011,067
Other non-current liabilities		22,747	22,652	9,850	9,930

	￦	7,819,883	7,881,811	8,384,671	8,464,623

(*)	Investments in equity instruments that do not have a quoted price in an active market, and whose fair value cannot be reliably measured are measured at cost and excluded from the disclosure of fair value.

The basis for determining fair values above by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2013.

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	June 30, 2014	December 31, 2013
Intellectual Discovery Co., Ltd.	2,673	2,673

9.	Financial Instruments, Continued

(iii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	June 30, 2014	December 31, 2013
Debentures, loans and borrowings	2.73%~3.23%	2.81%~3.84%

(iv)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The financial instruments carried at fair value as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
June 30, 2014
Assets
Available-for-sale financial assets	￦	2,859	—	—	2,859

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets
Available-for-sale financial assets	￦	14,119	—	—	14,119

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	June 30, 2014		December 31, 2013
Total liabilities	￦	9,587,439	10,882,168
Total equity		9,794,134	9,762,425
Cash and deposits in banks (*1)		1,204,552	1,554,235
Borrowings (including bonds)		4,033,543	3,881,689
Total liabilities to equity ratio		98%	111%
Net borrowings to equity ratio (*2)		29%	24%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing borrowings (including bonds) less cash and deposits in banks by total equity.

(g)	Transfers of financial assets

Details of transferred financial assets as of June 30, 2014 that are not derecognized are as follows:

(In millions of won)	Trade accounts and notes receivable
	Carrying amount		Fair value
Assets	￦	659,266	659,266
Associated liabilities		(659,266)	(659,266)

The transferred financial assets, which are outstanding accounts receivable from the Company’s subsidiaries in relation to the Company’s export sales to its subsidiaries, are not derecognized since the Company bears the obligation to pay the scheduled cash flows of the financial assets to financial institutions unless the financial institutions collect the cash flows from the financial assets due.

10.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	June 30, 2014		December 31, 2013
Current
Short-term borrowings	￦	659,266	—
Current portion of long-term debt		766,901	886,852

	￦	1,426,167	886,852

Non-current
Won denominated borrowings	￦	5,309	503,968
Foreign currency denominated borrowings		507,200	495,991
Bonds		2,094,867	1,994,878

	￦	2,607,376	2,994,837

(b)	Short-term borrowings as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of June 30, 2014 (%)	June 30, 2014		December 31, 2013
Shinhan Bank and others (*)	0.49~0.67	￦	659,266	—

Foreign currency equivalent			USD 650	—

		￦	659,266	—

(*)	The Company accounts for proceeds from sale of accounts receivables, which arose from export sales to the Company’s subsidiaries, to financial institutions as short term borrowings as the sale did not meet derecognition criteria. The Company recognized ￦2,120 million as interest expense in relation to the above short-term borrowings during the six-month period ended June 30, 2014.

10.	Financial Liabilities

(c)	Long-term debt as of June 30, 2014 and December 31, 2013 is as follows:

(In millions of won, USD)
Lender	Annual interest rate as of June 30, 2014 (%)(*)	June 30, 2014		December 31, 2013
Won denominated long-term debt
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	9,363	11,932
Korea Development Bank and others	—		—	496,632
Less current portion of long-term debt			(4,054)	(4,596)

		￦	5,309	503,968

Long-term debt denominated in currencies other than won
Kookmin Bank and others	3ML+0.90~1.90	￦	730,368	738,710

Foreign currency equivalent			USD 720	USD 700

Less current portion of long-term debt			(223,168)	(242,719)

		￦	507,200	495,991

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(d)	Details of bonds issued and outstanding as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of June 30, 2014 (%)	June 30, 2014		December 31, 2013
Won denominated bonds(*)
Publicly issued bonds	October 2014~ April 2019	2.90~5.89	￦	2,640,000	2,640,000
Less discount on bonds				(5,454)	(5,585)
Less current portion				(539,679)	(639,537)

			￦	2,094,867	1,994,878

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Changes in inventories	￦	196,677	114,321	101,498	3,523
Purchases of raw materials, merchandise and others		2,282,332	2,444,965	4,665,958	5,671,789
Depreciation and amortization		775,150	890,928	1,646,668	1,947,457
Outsourcing fees		871,860	1,042,081	1,765,878	1,983,780
Labor costs		606,446	576,381	1,249,842	1,145,161
Supplies and others		207,507	238,896	417,560	437,866
Utility		168,358	153,964	346,014	329,037
Fees and commissions		87,656	90,799	177,492	192,119
Shipping costs		33,231	67,070	65,425	143,080
Advertising		31,195	33,566	57,765	49,606
After-sale service expenses		19,440	20,014	36,050	38,655
Taxes and dues		11,112	11,127	23,335	22,768
Travel		15,034	13,265	27,621	23,823
Others		214,824	359,197	513,855	593,613

	￦	5,520,822	6,056,574	11,094,961	12,582,277

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

Certain expenses for the three-month and six-month periods ended June 30, 2013 were reclassified to conform to the classification for the three-month and six-month periods ended June 30, 2014.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Salaries	￦	43,974	40,767	85,991	78,771
Expenses related to defined benefit plans		6,091	5,304	15,053	10,672
Other employee benefits		7,168	7,407	16,862	15,983
Shipping costs		24,182	55,673	46,272	111,948
Fees and commissions		26,241	33,355	52,501	75,257
Depreciation		17,815	19,925	36,729	40,659
Taxes and dues		645	647	1,268	1,258
Advertising		31,195	33,566	57,765	49,606
After-sale service expenses		19,440	20,014	36,050	38,655
Rent		2,420	2,370	4,649	4,963
Insurance		1,523	1,089	3,041	2,827
Travel		3,983	3,653	8,068	6,673
Training		3,013	1,791	4,812	5,089
Others		6,404	5,926	12,741	12,904

	￦	194,094	231,487	381,802	455,265

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Rental income	￦	885	1,024	1,810	2,107
Foreign currency gain		253,216	215,454	371,060	490,515
Gain on disposal of property, plant and equipment		2,819	1,934	10,593	4,634
Reversal of allowance for doubtful accounts for other receivables		25	13	—	—
Commission earned		917	594	917	1,245
Others		34,604	—	42,004	434

	￦	292,466	219,019	426,384	498,935

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Other bad debt expense	￦	—	—	544	12
Foreign currency loss		175,140	259,450	308,863	538,782
Loss on disposal of property, plant and equipment		47	53	1,182	190
Loss on disposal of intangible assets		—	168	—	168
Impairment loss on intangible assets		332	—	618	1,157
Donations		3,875	3,951	7,194	5,321
Expenses related to legal proceedings or claims and others		28	125,105	33,062	148,185

	￦	179,422	388,727	351,463	693,815

14.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Recognized net defined benefit liabilities as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	June 30, 2014		December 31, 2013
Present value of partially funded defined benefit obligations	￦	899,957	807,347
Fair value of plan assets		(570,908)	(488,651)

	￦	329,049	318,696

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Current service cost	￦	39,970	37,348	79,038	74,696
Past service cost		—	—	21,990	—
Net interest cost		4,014	1,860	7,792	3,966

	￦	43,984	39,208	108,820	78,662

(c)	Plan assets as of June 30, 2014 and December 31, 2013 are as follows

(In millions of won)
	June 30, 2014		December 31, 2013
Guaranteed deposits in banks	￦	579,908	488,651

As of June 30, 2014, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

(d)	Remeasurements of net defined benefit liabilities included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Remeasurements of net defined benefit liabilities	￦	(663)	17	(3,573)	227
Income tax		161	(4)	865	(55)

Remeasurements of net defined benefit liabilities, net of income tax	￦	(502)	13	(2,708)	172

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Finance income
Interest income	￦	8,697	7,565	20,956	15,631
Dividend income		727	1,477	727	1,777
Foreign currency gain		36,139	16,347	29,757	26,738
Gain on disposal of available-for-sale financial assets		775	—	775	—

	￦	46,338	25,389	52,215	44,146

Finance costs
Interest expense	￦	29,499	41,801	60,715	87,843
Foreign currency loss		8,360	42,749	9,715	102,383
Loss on early redemption of debt		—	—	6,986	—
Loss on impairment of investments		—	9,906	—	10,028
Loss on disposal of investments		5,211	—	5,408	—
Loss on sale of trade accounts and notes receivable		51	17	51	125

	￦	43,121	94,473	82,875	200,379

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Net change in fair value of available-for-sale financial assets	￦	896	(705)	402	(259)
Tax effect		(216)	171	(97)	63

Finance income (costs) recognized in other comprehensive income (loss) after tax	￦	680	(534)	305	(196)

16.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,958 million (￦1,986,682 million) and JPY 5,000 million (￦50,000 million) in connection with the Company’s export sales transactions with its subsidiaries. As of June 30, 2014, accounts and notes receivable amounting to USD 650 million (￦659,266 million) were sold but are not past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of ￦100,000 million in connection with its domestic sales transactions and, as of June 30, 2014, accounts and notes receivable amounting to USD 57 million (￦57,383 million) were sold but not past due. In addition, in April 2011, the Company entered into an agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦50,720 million) and as of June 30, 2014, no accounts and notes receivables sold to Standard Chartered Bank were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable without recourse.

Letters of credit

As of June 30, 2014, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦15,216 million), USD 15 million (￦15,216 million) with China Construction Bank, JPY 1,000 million (￦10,000 million) with Woori Bank, USD 100 million (￦101,440 million) with Bank of China, USD 60 million (￦60,864 million) with Sumitomo Mitsui Banking Corporation, and USD 30 million (￦30,432 million) with Hana Bank.

Payment guarantees

The Company obtained payment guarantees amounting to USD 8.5 million (￦8,622 million) from Royal Bank of Scotland for value added tax payments in Poland. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display America, Inc. and LG Display Yantai, Co., Ltd. amounting to USD 7 million (￦7,101 million) and USD 135 million (￦136,944 million), respectively, for principals and related interests.

License agreements

As of June 30, 2014, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of June 30, 2014, the Company’s balance of advances received from a customer amount to USD 755 million (￦765,872 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD 180 million (￦182,592 million) from the Industrial Bank of Korea relating to advances received.

17.	Legal proceedings

(a)	Patent infringements

Industrial Technology Research Institute of Taiwan

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Company and LG Display America, Inc. (“LGDUS”) as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that the Company and LG Display America, Inc. did not infringe the asserted patent of ITRI. On May 17, 2013, USITC issued a final determination finding that the patent was invalid and the Company and LG Display America, Inc. had not infringed ITRI’s patents. Meanwhile, on June 28, 2013, ITRI appealed the USITC’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”) and, in June 2014, CFAC issued a final determination of non-infringement by the Company and LGDUS.

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Company does not have a present obligation for this matter and has not recognized any provision at June 30, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the U.S. District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. The Company does not have a present obligation for this matter and has not recognized any provision at June 30, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

(b)	Anti-trust investigations and litigations

In January 2010, the Company received notice of the antitrust investigation by the Secretariat of Economic Law of Brazil. To date, the investigation by the Secretariat of Economic Law of Brazil is ongoing. The timing and amount of outflows are uncertain and the outcome depends upon the investigation proceedings.

In December 2011, the Korea Fair Trade Commission (the “KFTC”) imposed a fine of ￦31,378 million after finding that the Company and certain of its subsidiaries engaged in anti-competitive activities in violation of Korean fair trade laws. In February 2014, the Seoul High Court annulled the fining decision of the KFTC. In March 2014, the KFTC filed an appeal of the Seoul High Court decision with the Supreme Court of Korea, but in June 2014, the Supreme Court of Korea dismissed the appeal. For the six-month period ended June 30, 2014, the Company recorded a gain as other non-operating income amounting to ￦34,714 million.

17.	Legal proceedings, Continued

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufactures. To date the Company is defending against Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., NECO Alliance LLC, Proview Technology, Inc. and its affiliates, Acer America Corp. and its affiliates, and the attorneys general of Illinois, Washington and Oregon. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by direct and indirect purchases in May 2011. The Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Company continues its vigorous defense of the various pending proceedings described above management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

18.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of June 30, 2014 and December 31, 2013, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2013 to June 30, 2014.

(b)	Reserve

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Related parties

Related parties as of June 30, 2014 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd.
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries, associates and joint ventures are described in note 6.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates and joint ventures as of June 30, 2014 and December 31, 2013 are as follows:

Classification	June 30, 2014	December 31, 2013
Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd	Hi Entech Co., Ltd
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Innotek Poland Sp. z o.o.	LG Innotek Poland Sp. z o.o.
	LG Electronics Vietnam Co., Ltd.	LG Electronics Vietnam Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC.
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics Alabama Inc.	LG Innotek (Guangzhou) Co., Ltd.
	LG Electronics Reynosa S.A. DE C.V	LG Electronics (Hangzhou) Co., Ltd.
	Hi Logistics Europe B.V.	Hi Logistics Europe B.V.
Hi M Solutek

19.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Short-term benefits	￦	735	823	1,180	1,614
Expenses related to the defined benefit plan		145	309	214	996

	￦	880	1,132	1,394	2,610

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month period ended June 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	1,434,132	—	—	—	—
LG Display Japan Co., Ltd.		445,546	—	—	—	1
LG Display Germany GmbH		632,563	—	—	—	134
LG Display Taiwan Co., Ltd.		611,402	—	—	—	118
LG Display Nanjing Co., Ltd.		508	2	—	76,080	—
LG Display Shanghai Co., Ltd.		707,893	—	—	—	11
LG Display Poland Sp. z o.o.		109	10	—	20,583	—

19.	Related Parties, Continued

(In millions of won)
	For the three-month period ended June 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Display Guangzhou Co., Ltd.	￦	5,987	3,409	—	442,343	884
LG Display Shenzhen Co., Ltd.		488,419	—	—	—	5
LG Display Yantai Co., Ltd.		6,798	1,655	—	124,546	322
LG Display (China) Co., Ltd.		596	—	—	—	—
LUCOM Display Technology (Kunshan) Limited		—	—	—	4,662	—
LG Display U.S.A., Inc.		24,556	—	—	—	—
LG Display Singapore Pte. Ltd.		333,903	—	—	—	224
L&T Display Technology (Fujian) Limited		131,039	2	—	—	166
Nanumnuri Co., Ltd.		9	—	—	—	1,738

	￦	4,823,460	5,078	—	668,214	3,603

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	58,009	—	—	35,969	—
Associates and their subsidiaries
New Optics Ltd.	￦	—	13,328	—	2,687	87
LIG ADP Co., Ltd.		—	136	7,765	—	—
TLI Inc.		—	18,758	—	—	1,228
AVACO Co., Ltd.		—	321	13,432	—	1,191
AVATEC Co., Ltd.		265	26	—	15,124	2
Paju Electric Glass Co., Ltd.		—	164,317	—	—	328
Narenanotech Corporation		180	55	5,789	—	260
Glonix Co., Ltd.		—	6,784	—	—	66

19.	Related Parties, Continued

(In millions of won)
	For the three-month period ended June 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
ADP System Co., Ltd.	￦	—	385	347	—	136
YAS Co., Ltd.		—	33	2,298	—	112

	￦	445	204,143	29,631	17,811	3,410

Entity that has significant influence over the Company
LG Electronics Inc.	￦	290,151	16,220	71,244	—	12,533
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	32,434	—	—	—	—
LG Electronics Vietnam Co., Ltd.		12,458	—	—	—	—
LG Electronics Thailand Co., Ltd.		13,311	—	—	—	—
LG Electronics RUS, LLC		12,805	—	—	—	—
Hi Business Logistics Co., Ltd.		10	—	—	—	6,829
LG Innotek Co., Ltd.		765	130,964	—	—	1,342
LG Hitachi Water Solutions Co., Ltd.		—	—	8,753	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		33,915	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	5,692
Others		6,683	—	—	—	1,426

	￦	112,381	130,964	8,753	—	15,289

	￦	5,284,446	356,405	109,628	721,994	34,835

19.	Related Parties, Continued

(In millions of won)
	For the six-month period ended June 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	3,209,299	3	—	—	—
LG Display Japan Co., Ltd.		833,670	—	—	—	9
LG Display Germany GmbH		1,335,893	—	—	—	1,681
LG Display Taiwan Co., Ltd.		1,127,404	—	—	—	162
LG Display Nanjing Co., Ltd.		1,176	7	—	171,238	—
LG Display Shanghai Co., Ltd.		1,415,997	—	—	—	67
LG Display Poland Sp. z o.o.		287	47	—	39,702	—
LG Display Guangzhou Co., Ltd.		8,176	7,652	—	927,860	2,303
LG Display Shenzhen Co., Ltd.		817,847	—	—	—	9
LG Display Yantai Co., Ltd.		16,113	3,114	—	222,106	1,187
LG Display (China) Co., Ltd.		31,522	—	—	—	—
LUCOM Display Technology (Kunshan) Limited		505	—	—	9,464	—
LG Display U.S.A., Inc.		49,812	—	—	—	—
LG Display Singapore Pte. Ltd.		635,823	—	—	—	224
L&T Display Technology (Fujian) Limited		248,188	3	—	—	166
Nanumnuri Co., Ltd.		18	—	—	—	3,773

	￦	9,731,730	10,826	—	1,370,370	9,581

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	112,829	—	—	64,389	—

19.	Related Parties, Continued

(In millions of won)
	For the six-month period ended June 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	—	25,001	—	5,093	738
LIG ADP Co., Ltd.		—	409	13,388	—	7
TLI Inc.		—	33,768	—	—	1,855
AVACO Co., Ltd.		41	591	30,828	—	1,535
AVATEC Co., Ltd.		265	40	—	29,284	45
Paju Electric Glass Co., Ltd.		—	343,184	—	—	1,405
Narenanotech Corporation		180	101	6,701	—	1,017
Glonix Co., Ltd.		—	11,186	—	—	180
ADP System Co., Ltd.		—	565	555	—	165
YAS Co., Ltd.		—	437	4,307	—	140

	￦	486	415,282	55,779	34,377	7,087

Entity that has significant influence over the Company
LG Electronics Inc.	￦	613,795	23,050	110,087	—	18,299
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	51,148	—	—	—	—
LG Electronics Vietnam Co., Ltd.		22,128	—	—	—	—
LG Electronics Thailand Co., Ltd.		25,950	—	—	—	—

19.	Related Parties, Continued

(In millions of won)
	For the six-month period ended June 30, 2014
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	￦	17,030	—	—	—	—
Hi Business Logistics Co., Ltd.		20	—	—	—	14,168
LG Innotek Co., Ltd.		1,498	246,201	—	—	1,850
LG Hitachi Water Solutions Co., Ltd.		—	—	19,054	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		59,915	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	11,823
Others		7,943	804	—	—	1,969

	￦	185,632	247,005	19,054	—	29,810

	￦	10,644,472	696,163	184,920	1,469,136	64,777

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	1,278,611	4	—	—	—
LG Display Japan Co., Ltd.		742,555	—	—	—	3
LG Display Germany GmbH		911,935	—	—	—	238
LG Display Taiwan Co., Ltd.		566,944	—	—	—	21
LG Display Nanjing Co., Ltd.		678	6	—	104,263	—
LG Display Shanghai Co., Ltd.		741,874	—	—	—	5
LG Display Poland Sp. z o.o.		262	17	—	21,469	—
LG Display Guangzhou Co., Ltd.		—	5,790	—	657,687	397
LG Display Shenzhen Co., Ltd.		551,005	—	—	—	6
LG Display Yantai Co., Ltd.		12,979	1,157	—	84,330	99
LUCOM Display Technology (Kunshan) Limited		11,972	—	—	—	—
LG Display U.S.A., Inc.		24,100	—	—	—	—
LG Display Singapore Pte. Ltd.		376,535	—	—	—	—
L&T Display Technology (Fujian) Limited		109,670	2	—	—	—
Nanumnuri Co., Ltd.		6	—	—	—	801
Image&Materials, Inc.		—	—	189	—	—

	￦	5,329,126	6,976	189	867,749	1,570

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	149,946	—	—	66,835	—

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	—	20,776	—	1,476	229
LIG ADP Co., Ltd.		—	82	2,019	—	1,140
TLI Inc.		—	16,733	—	—	291
AVACO Co., Ltd.		—	93	7,474	—	802
AVATEC Co., Ltd.		292	—	—	8,174	406
Paju Electric Glass Co., Ltd.		—	195,765	—	—	994
Narenanotech Corporation		880	—	—	—	—
LB Gemini New Growth Fund No. 16		—	347	2,931	—	207
Glonix Co., Ltd.		—	1,037	—	—	403
ADP System Co., Ltd.		—	212	398	—	60
YAS Co., Ltd.		—	980	—	—	784

	￦	1,172	236,025	12,822	9,650	5,316

Entity that has significant influence over the Company
LG Electronics Inc.	￦	348,976	13,172	72,312	—	12,523
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	34,392	—	—	—	—
LG Electronics Vietnam Co., Ltd.		8,545	—	—	—	—
LG Electronics Thailand Co., Ltd.		21,848	—	—	—	—

19.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	￦	3,603	—	—	—	—
LG Electronics do Brasil Ltda.		2,624	—	—	—	—
Hi Business Logistics Co., Ltd.		10	—	—	—	7,516
LG Innotek Co., Ltd.		1,118	98,795	—	—	27
LG Hitachi Water Solutions Co., Ltd.		—	—	19,001	—	—
Others		—	3,323	—	—	562

	￦	72,140	102,118	19,001	—	8,105

	￦	5,901,360	358,291	104,324	944,234	27,514

19.	Related Parties, Continued

(In millions of won)
	For the six-month period ended June 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	3,493,205	6	—	—	2
LG Display Japan Co., Ltd.		1,119,246	—	—	—	3
LG Display Germany GmbH		1,844,240	—	—	—	6,491
LG Display Taiwan Co., Ltd.		1,064,411	—	—	—	167
LG Display Nanjing Co., Ltd.		1,863	19	—	228,761	—
LG Display Shanghai Co., Ltd.		1,460,123	—	—	—	79
LG Display Poland Sp. z o.o.		809	48	—	43,217	—
LG Display Guangzhou Co., Ltd.		—	8,750	—	1,288,112	729
LG Display Shenzhen Co., Ltd.		1,019,114	—	—	—	7
LG Display Yantai Co., Ltd.		17,580	1,816	—	208,161	370
LUCOM Display Technology (Kunshan) Limited		25,629	—	—	—	—
LG Display U.S.A., Inc.		51,581	—	—	—	—
LG Display Singapore Pte. Ltd.		701,101	—	—	—	—
L&T Display Technology (Fujian) Limited		205,099	5	—	—	—
Nanumnuri Co., Ltd.		12	—	—	—	1,680
Image&Materials, Inc.		—	—	189	—	—

	￦	11,004,013	10,644	189	1,768,251	9,528

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	250,517	—	—	94,561	—

19.	Related Parties, Continued

(In millions of won)
	For the six-month period ended June 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	—	60,608	—	2,594	544
LIG ADP Co., Ltd.		—	273	3,998	—	1,302
TLI Inc.		—	30,527	—	—	293
AVACO Co., Ltd.		—	312	13,757	—	2,258
AVATEC Co., Ltd.		292	—	—	19,684	510
Paju Electric Glass Co., Ltd.		—	394,860	—	—	1,874
Narenanotech Corporation		300	506	5,197	—	429
LB Gemini New Growth Fund No. 16		880	—	—	—	—
Glonix Co., Ltd.		—	1,791	—	—	488
ADP System Co., Ltd.		—	445	490	—	181
YAS Co., Ltd.		—	1,923	27,903	—	816

	￦	1,472	491,245	51,345	22,278	8,695

Entity that has significant influence over the Company
LG Electronics Inc.	￦	686,965	26,946	90,038	—	16,533
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	58,611	—	—	—	—
LG Electronics Vietnam Co., Ltd.		22,049	—	—	—	—
LG Electronics Thailand Co., Ltd.		45,071	—	—	—	—

19.	Related Parties, Continued

(In millions of won)
	For the six-month period ended June 30, 2013
	Sales and others		Purchase and others
			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	￦	7,328	—	—	—	—
LG Electronics do Brasil Ltda.		7,282	—	—	—	—
Hi Business Logistics Co., Ltd.		20	—	—	—	14,249
LG Innotek Co., Ltd.		3,079	219,965	—	—	508
LG Hitachi Water Solutions Co., Ltd.		—	—	19,001	—	—
Others		—	10,490	—	—	2,145

	￦	143,440	230,455	19,001	—	16,902

	￦	12,086,407	759,290	160,573	1,885,090	51,658

Related parties’ transaction amounts for the three-month and six-month periods ended June 30, 2013 were represented to conform to the classification for the three-month and six-month periods ended June 30, 2014.

19.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of June 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2014		December 31, 2013	June 30, 2014	December 31, 2013
Subsidiaries
LG Display America, Inc.	￦	825,872	1,211,404	—	1
LG Display Japan Co., Ltd.		268,951	117,041	—	4
LG Display Germany GmbH		251,296	285,711	1,715	861
LG Display Taiwan Co., Ltd.		394,824	421,799	30	18,960
LG Display Nanjing Co., Ltd.		286	439	78,007	57,614
LG Display Shanghai Co., Ltd.		440,332	401,209	2	14
LG Display Poland Sp. z o.o.		100	197	13,567	12,426
LG Display Guangzhou Co., Ltd.		892	620	440,601	754,373
LG Display Shenzhen Co., Ltd.		134,885	340,174	1	5
LG Display Yantai Co., Ltd.		567	614	185,229	120,468
LG Display (China) Co., Ltd.		517	—	—	—
LUCOM Display Technology (Kunshan) Limited		—	41	—	4,889
LG Display U.S.A., Inc.		35,742	15,154	—	—
LG Display Singapore Pte. Ltd.		127,214	117,513	—	—
L&T Display Technology (Xiamen) Limited		12,321	20,066	—	—
L&T Display Technology (Fujian) Limited		80,115	79,701	194,986	198,968
Nanumnuri Co., Ltd.		—	—	647	806

	￦	2,573,914	3,011,683	914,785	1,169,389

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2014		December 31, 2013	June 30, 2014	December 31, 2013
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	38,588	66,855	24,201	104,119
Associates and their subsidiaries
New Optics Ltd.	￦	—	—	11,012	8,998
LIG ADP Co., Ltd.		—	—	8,686	1,649
TLI Inc.		—	—	13,510	10,418
AVACO Co., Ltd.		—	—	16,890	15,291
AVATEC Co., Ltd.		—	—	7,126	10,041
Paju Electric Glass Co., Ltd.		—	—	111,474	108,379
Narenanotech Corporation		—	—	6,370	1,766
Glonix Co., Ltd.		—	—	2,457	1,987
ADP System Co., Ltd.		—	—	955	1,410
YAS Co., Ltd.		—	—	2,687	17,156

	￦	—	—	181,167	177,095

Entity that has significant influence over the Company
LG Electronics Inc.	￦	222,427	239,504	134,755	74,085

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2014		December 31, 2013	June 30, 2014	December 31, 2013
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	20,294	7,414	—	—
LG Electronics Vietnam Co., Ltd.		8,913	8,827	—	—
LG Electronics Thailand Co., Ltd.		9,188	10,141	—	—
LG Electronics RUS, LLC		10,552	227	—	—
LG Innotek Co., Ltd.		2	3	120,535	84,727
LG Hitachi Water Solutions Co., Ltd.		—	—	15,200	—
Qingdao LG Inspur Digital Communication Co., Ltd.		33,407	22,948	—	—
Hi Entech Co., Ltd.		—	—	5,085	—
Others		5,295	748	2,858	7,068

	￦	87,651	50,308	143,678	91,795

	￦	2,922,580	3,368,350	1,398,586	1,616,483

20.	Income Taxes

(a)	Details of income tax expense for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Current tax expense (benefit)	￦	(1,491)	846	(11,649)	1,246
Deferred tax expense		30,911	40,789	116,374	54,280

Income tax expense	￦	29,420	41,635	104,725	55,526

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of June 30, 2014 and December 31, 2013 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	June 30, 2014		December 31, 2013	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Other accounts receivable, net	￦	—	—	(3,596)	(2,476)	(3,596)	(2,476)
Inventories, net		18,801	17,500	—	—	18,801	17,500
Available-for-sale financial assets		—	98	—	—	—	98
Defined benefit liabilities, net		76,655	72,709	—	—	76,655	72,709
Accrued expenses		75,318	81,193	—	—	75,318	81,193
Property, plant and equipment		117,562	102,651	—	—	117,562	102,651
Intangible assets		—	—	(783)	(1,207)	(783)	(1,207)
Provisions		10,610	11,460	—	—	10,610	11,460
Gain or loss on foreign currency translation, net		166	282	(481)	(957)	(315)	(675)
Others		9,229	5,908	—	—	9,229	5,908
Tax losses carryforwards		75,017	110,550	—	—	75,017	110,550
Tax credit carryforwards		441,896	538,289	—	—	441,896	538,289

Deferred tax assets (liabilities)	￦	825,254	940,640	(4,860)	(4,640)	820,394	936,000

Statutory tax rate applicable to the Company is 24.2% for the six-month period ended June 30, 2014.

20.	Income Taxes, Continued

Income tax expense for the six-month period ended June 30, 2014 includes the effects of the increase in the minimum tax rate from 16% to 17% when measuring the amount of tax credit related deferred tax assets, and the effects of municipal corporate income tax rule amendments on certain deferred tax assets, both of which became effective January 1, 2014.

21.	Earnings Per Share

(a)	Basic earnings per share for the three-month and six-month periods ended June 30, 2014 and 2013 are as follows:

(In won and number of shares)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2014		2013	2014	2013
Profit for the period	￦	183,104,117,973	62,290,838,869	34,111,771,376	4,656,528,451
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	￦	512	174	95	13

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2013 to June 30, 2014.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the three-month and six-month periods ended June 30, 2014 and 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: August 14, 2014	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Vice President / IR Division